
08043205

2007 Annual Report



Franklin Electric

Contents

2007 Financial Highlights

(In thousands, except per share amounts and ratios)	2007	2006	2005
Operations:			
Net sales	$602,025	$557,948	$403,413
Income from continuing operations	$ 28,683	$ 56,762	$ 45,796
Balance Sheet:			
Debt net of cash, equivalents and investments	$ 96,433	$ 28,397	$ (74,497)
Shareowners' equity	$378,544	$345,831	$267,562
Cash Flow:			
Net cash flow from operating activities	$ 4,239	$ 55,389	$ 74,164
Capital expenditures	$ 28,281	$ 23,190	$ 17,845
Other Data:			
Income from continuing operations to sales	4.8%	10.2%	11.4%
Return on average capital employed from continuing operations	11.3%	28.4%	31.2%
Weighted average common shares outstanding	23,482	23,329	23,181
Income Per Share:			
Diluted continuing operations	$ 1.22	$ 2.43	$ 1.97
Dividends per common share	$ 0.47	$ 0.43	$ 0.38

Note: The financial highlights exclude the sales and earnings of the Engineered Motor Products Division (EMPD), which was sold during the fourth quarter of 2006, for all periods presented.

$ Sales (millions)


600
500
400
300
200
100
0
98 99 00 01 02 03 04 05 06 07

$ Income (millions)


60
50
40
30
20
10
0
98 99 00 01 02 03 04 05 06 07

$ Earnings Per Share (dollars)


2.5
2.0
1.5
1.0
0.5
0.0
98 99 00 01 02 03 04 05 06 07

Chairman's Letter

2007 was the transition year in the major strategic change that is underway at Franklin Electric. Historically, we focused on being the premier supplier of submersible motors to a relatively concentrated group of pump manufacturers. We are now focused on being the premier supplier of pumping systems and components sold to the distribution channels for global water systems and petroleum equipment. This conversion is enabling us to build on the valuable brand equity that Franklin Electric has earned in these channels during the past 60 years while significantly increasing our global addressable market, diversifying our customer base and broadening our scope for innovation.

We are pursuing three strategic imperatives that are necessary for us to successfully navigate this transformation:

- In the U.S. and Canada, we are becoming a full line water systems pump supplier and building a distribution network that will enable us to more than offset reduced submersible motor sales to pump manufacturers with increased sales of motors, drives, controls and pumps through distributors.
- We are diversifying our business base and increasing our organic growth potential by expanding our water systems sales and manufacturing capacity in international markets. We are focusing in particular on developing regions where demand for our products is growing most rapidly and where we have been successful achieving low manufacturing costs while maintaining world class quality standards.
- We are further diversifying our business by increasing our participation in the growing global petroleum equipment market. Here we are focusing on process control and monitoring systems with proprietary technical features.



Sales, Top Two Customers
2004
42%
2007
<10%

While our earnings declined in 2007 for the first time in six years, I want to assure my fellow shareowners that we believe the decline was primarily caused by competitive factors that we had anticipated and the impact of these factors is likely to diminish in 2008. Furthermore, during the year we made significant progress on the strategic initiatives that are essential for our long term success and this progress will contribute to earnings improvement in 2008.

2007 Review

During 2007 our Fueling Systems business and our international Water Systems business performed very well. Together, these businesses represent about 55% of our total sales and those sales grew about 24% excluding acquisitions, and their operating earnings increased about 25%. Both have strong growth momentum as we enter 2008. However, the strength of these businesses was more than offset by the earnings decline in our Water Systems business in the U.S. and Canada.

There were four major factors that contributed to the 2007 fiscal year earnings decline:

- As we pointed out to shareowners repeatedly last year, two of the major pump OEMs built a large stockpile of Franklin motors in 2006. We believe they liquidated most of this motor stockpile over the course of 2007 after we stopped supplying them on January 1, 2007. This inventory liquidation significantly forced us to compete with our own product in the market for much of the year as these competitors continued to sell their pumps with Franklin motors. We believe that these stockpiles are nearing depletion and their remaining impact will be much less significant in 2008.
- During 2007, water industry sales as reported by the U.S. Water Systems Council declined by over 10%, influenced primarily by the decline in home construction in the U.S.
- Even with the weak industry and the stockpile liquidation, we successfully increased our Water Systems pump market share significantly during the year. As a result, we estimate that our major competitors' unit sales volume declined significantly. This situation resulted in unusually heavy promotional price discounting throughout 2007.
- Although we anticipated that 2007 would be a difficult year because of these factors, we nevertheless decided to proceed with several strategic initiatives that would

> "...we are anticipating continued organic and acquisition growth, particularly in developing regions of the world."

increase our costs and reduce our earnings in 2007 but provide benefits in 2008 and beyond. These initiatives included new submersible and jet pump product introductions that replaced most of our incumbent water systems product lines, the construction of a new pump manufacturing plant adjacent to our motor plant in Linares, Mexico, and the shutdown and consolidation of three satellite manufacturing facilities into our Madison, Wisconsin, Fueling Systems business.

While we are mindful of the earnings decline we experienced in 2007, we believe that the factors that led to the decline were acute, not chronic, and we are taking steps in our U.S. and Canada Water Systems markets that will lead to a return to earnings growth in 2008. This growth will complement the strong sales and earnings momentum that we are currently experiencing in our Fueling Systems and international Water Systems markets.

Outlook for 2008

In 2008 we expect the Company to achieve meaningful organic growth in both our Water and Fueling business segments. In Water, our growth will be driven by several factors:

- In the U.S. and Canada, with the competitors' stockpile of Franklin motors diminished we will not be competing with our own product to the same extent as 2007.
- We achieved an important increase in our distribution footprint in several key regions of the U.S. and Canada during the second half of 2007 and we expect this to result in increased sales in 2008.
- Our new pump product lines—Tri-Seal, Series Five and VersaJet—are being well received by our distributor and contractor customers and we expect sales of these products to grow in 2008.
- Our QuickPAK and SubDrive® constant pressure products are leading a paradigm shift as the water industry moves to electronic drives as a means of controlling water pressure from a well. Franklin is leading this shift and our electronic drive product line sales are growing rapidly as the change accelerates.
- The introduction of our Little Giant branded water systems program will enable market share gains through cross-merchandising Franklin Electric products in the Plumbing & HVAC wholesale channel along with the core Little Giant water transfer product lines. By doing so, the Franklin water transfer business will be well positioned to better serve our customers through vendor consolidation, simplified purchasing, inventory management and proven products.

Outside the U.S. and Canada, we are anticipating continued organic and acquisition growth, particularly in developing regions of the world. For the full year 2007, our Water Systems sales in developing regions represented about 22% of our total sales and grew organically by 19%. During the fourth quarter our sales in these regions grew organically by a very solid 28%, led by rapid growth in Latin America, Asia, and the Middle East. We are targeting developing regions because demand for water systems will grow more rapidly in these areas; we have found that in many cases the indigenous competition is relatively weak, and the Franklin brand is well recognized and highly regarded by water systems distributors and contractors in many developing markets.

We have recently announced the acquisition of Pump Brands in South Africa and Industrias Schneider in Brazil. Both of these companies are leaders in our segment of the water pumping market in their respective regions. They both have extensive distribution networks and provide interesting cross selling opportunities for Franklin. Together, these acquisitions will position us in markets that we expect to help produce high single digit or low


Product Mix
2004
2008 projected
12%
58%
Pumps & Control Systems
All Other Water & Fueling

double digit organic sales growth in developing regions in 2008.

Our Fueling Systems sales grew by 47% in 2007 and we are anticipating another year of significant growth in 2008. One of the key drivers of this growth will be the California Air Resources Board mandate that all filling stations in the state install upgraded vapor recovery and monitoring systems before the fourth quarter 2010. This upgrade represents a $250 to $280 million remaining market opportunity for Franklin Fueling between now and 2010. We also anticipate growth for our vapor recovery products outside of California as environmental authorities in other states and countries around the world tighten their regulation of gasoline filling station emissions. We are also experiencing rapid worldwide growth for our new TS-5 Series fuel management system. This modular system automates many of the key processes in a filling station.

Since 2004 we have expanded our sales, marketing and engineering organizations to execute our strategy of selling a more complex product line to a more diverse customer base. We anticipate that as our sales grow during 2008 we will achieve fixed cost leverage. As a metric, we define fixed costs as fixed manufacturing costs including restructuring plus SG&A costs exclusive of direct sales commissions. In 2007 these fixed expenses represented about 31.7% of sales. Our plan is to reduce this percentage by 220 basis points in 2008. As we enter 2008, we have the organization and cost structure in place to execute our strategy.


Manufacturing Headcount in Low Cost Regions
2004
15%
2008 projected
40%

In addition to reduced fixed costs as a percent of sales, we will achieve direct cost reductions from the new Linares pump plant and the consolidation of our Fueling Systems facilities. With the acquisition of Schneider and the Linares pump plant coming on line at the end of the first quarter 2008, about 40% of our manufacturing headcount will be located in low cost regions, up from about 15% in 2004.

Summary

As anticipated, 2007 has been a difficult transitional year for the Company. However, we are positioned for a significant improvement in 2008 as we achieve organic sales growth combined with accretive acquisition growth, we benefit from fixed spending leverage, and we start receiving the payback from the new pump plant in Mexico and the consolidation of fueling facilities. Our longer term prospects are being enhanced as we continue expanding our global water systems and petroleum equipment distribution network, as we build leading market positions in developing regions, as we continue to expand and improve our product lines, and as we produce a growing percentage of our total output in world class plants in low cost regions. We are making good progress toward our goal of becoming the premier supplier of pumping systems and components sold to the global water systems and petroleum equipment distribution channels.



R. Scott Trumbull
Chairman and
Chief Executive Officer

Business Overview

In 2007, Franklin people put forth tremendous effort laying the foundation for our progress in 2008 and beyond. Across our business segments, we introduced new products to broaden our current lines and address market needs. In addition, we made new product and distribution inroads through carefully planned acquisitions. We also continued to position ourselves to gain production efficiencies through strategic manufacturing initiatives. Combined, these factors give us the ability to better address the global water and fueling markets and expand in developing regions where demand for our products is growing most rapidly.

Water Systems

Our clean water pumping systems product lines have experienced significant growth over the past year, not only in the breadth of our offering, but also in product and service innovations within existing lines. Our palette of clean water pumping products ranges from fractional horsepower jet pumps designed for residential systems to large centrifugal pumps that produce thousands of gallons per minute. It also includes controls to direct and monitor their performance.

Within the clean water pumping line, we introduced:

- the VersaJet pump, an innovative new jet pump with a patented nozzle feature, allowing three different performance standards from one pump;
- Series Five hydraulics for our 4-inch submersible pump line, providing dependable performance in an economical package;
- NEMA 4 enclosures for our SubDrive family of constant pressure products, providing protection from all types of weather conditions and allowing outdoor installation;
- accessories for our constant pressure products, including the SubDrive Duplex Alternator, which allows two SubDrive systems to run in parallel;
- 8-inch submersible turbine pumps to round out our turbine offering;
- a 12-inch rewindable submersible motor featuring a revolutionary heat dissipation system, rated up to 400 kW (535 hp).

We have also expanded our grey water product lines to broaden their reach and solidify our foundation in water transfer systems markets. Our water transfer products range from sump, sewage, and effluent pumps to condensate, magnetic drive, and utility pumps to water gardening pumps and accessories.

We have augmented our water transfer product line with:

- Little Giant branded clean water products, including jet pumps, lawn sprinkler pumps, and 4-inch submersible well pumps to simplify the purchasing process for our plumbing wholesale customers;
- the release of our EC-OP electronic condensate removal pump, designed as a quieter and more versatile alternative for the European and U.S. HVAC markets;
- the launch of our hardware program, a complete offering of grey and clean water transfer products



The three-in-one VersaJet pump



Series Five hydraulics for 4-inch submersible pumps



The EC-OP electronic condensate removal pump



SubDrive75 with NEMA 4 enclosure and SubDrive Duplex Alternator



One of Franklin Electric's strategic growth initiatives is to expand distribution around the globe, particularly in developing regions such as Latin America, Africa, Asia Pacific, and the Middle East. Above average population growth in these areas often translates into increased primary demand for our products. Our comprehensive product line and strong brand lead us to believe we can offer these areas a meaningful value proposition.

merchandised particularly for independent retailers;

- the planned expansion of our water gardening line, including skimmers and falls, water feature pumps, and a program specifically targeting water gardening professionals.

Building on the expansion of our water product lines, we are positioning ourselves to pursue market opportunities on a global scale, with particular focus on the world's developing regions. Because these areas are experiencing above average population growth, they offer increased primary demand growth for Franklin water systems products. In addition, while there is certainly local pump manufacturing competition in these areas, most local manufacturers do not offer complete solutions. Franklin's broad product line and globally-recognized brand lead us to believe that we can offer these markets an attractive value proposition.

A key challenge for Franklin in these regions is making inroads with local distribution. Where it makes sense, we are making thoughtful, strategic acquisitions to enable us to carry the Franklin brand and products into established, local distribution networks. Our 2007 acquisition of Pump Brands (Pty) Limited in Johannesburg, South Africa, offers a notable example. This entry into the African pump sector not only complements our existing submersible motor and control business in the region, but it also gives Franklin an active presence in various African pump markets.

Continuing with this strategy, we moved into the Brazilian water pumping market with our recent



Dan Crose*
Vice President Americas Water Systems (AWS) Operations

Tom Strupp*
Chief Financial Officer, Vice President, President Water Transfer Systems (WTS)

Robert Stone*
Senior Vice President, President AWS

Dee Davis*
Vice President, Director of Sales AWS

* Executive Officer



Water systems have been at the core of Franklin's business for over 60 years. Beginning with submersible motors used in water wells, we have built on our knowledge of this business to expand into complementary product lines. In addition to submersible motors, Franklin now offers pumps, drives, and controls used in all types of water systems applications.

acquisition of Industrias Schneider SA in Joinville, Brazil, a company with a wide range of aboveground pumping solutions. The market position of this company is complementary to Franklin's strength in submersible well and wastewater pumping systems for the same end users. The joining of the Franklin and Schneider product lines and the extensive Schneider distribution network in Brazil will position us well for organic growth in this market.

Thus far, our increasing focus on developing regions has been successful. Since 2002, Franklin has increased our Water Systems sales run rate in developing regions by over 300 percent on a proforma basis. As we look to the future for this business segment, our business plan will continue to focus on building the product lines and distribution networks that will allow us to best serve these areas of the world.

Fueling Systems

As a leading supplier of fuel pumping, monitoring, and control systems to the petroleum equipment industry, Franklin Fueling Systems (FFS) continued building our global position through several strategic initiatives in 2007. Like Water Systems, our strategic growth plan encompasses both expanding our current product line and capitalizing on global distribution opportunities.

Our growth plan for Fueling Systems is shaped by ever-intensifying environmental and regulatory factors. For example, the global focus on greenhouse gases, global warming, and the high cost of oil have accelerated interest in vapor recovery systems for filling stations. Vapor



Peter Maske*
Senior Vice President,
President Europa
Water Systems

Gary Ward*
Vice President
Human Resources

Gregg Sengstack*
Senior Vice President,
President International Water
Systems & FFS Group

Melanie Dansby
Vice President Asia Pacific

Don Kenney
President FFS

* Executive Officer

Representing an increasing portion of Franklin Electric's business, Franklin Fueling Systems offers a comprehensive product array, including dispensing systems, fuel management systems, piping and containment products, submersible pumping systems, service station hardware, and transport systems. With environmental regulation on the increase, FFS has positioned itself to use this regulation as a competitive advantage, obtaining the necessary certifications—in many cases before others—to lead in these markets.



Left: TS-5 Series fuel management systems, in-station diagnostics, and vapor recovery equipment.

recovery systems reduce the loss of gasoline due to evaporation, whether from the underground storage tank or during the fueling process. In addition, the incompatibility of existing systems and newly-manufactured ORVR (onboard refueling vapor recovery) vehicles can further exacerbate the problem by releasing even more vapors into the environment.

Franklin addresses this problem with our Healy-branded vapor recovery system. This system includes a "smart nozzle" which recognizes an ORVR car and operates in a way to keep gasoline vapors in the filling station's underground storage tank, reducing pollution. This system also reduces evaporation to such a degree that, given today's increasing cost of gasoline, a Healy system can often pay for itself in less than a year.

Another priority of Franklin Fueling Systems is to provide filling station owners with tank monitoring and leak detection systems. As part of a company that is also focused on groundwater pumping systems, Franklin Fueling Systems is keenly aware of the potential impact of unintended releases of gasoline at filling stations. Therefore, we place great emphasis on leak detection and containment, as well as reporting and monitoring systems.

Accordingly, Fueling Systems has undertaken product and service initiatives designed to address these key market opportunities. These recent initiatives include:

- the Healy 708 nozzle to respond to the requirement to retrofit vapor recovery equipment in Texas and other domestic markets;
- California Air Resource Board (CARB) approval for our vapor recovery system, positioning Franklin to capture a significant share of the enhanced vapor recovery upgrade required of all California gasoline dispensing facilities by early 2009;
- CARB-approved in-station diagnostics—hardware and software—for comprehensive vapor recovery monitoring by 2010;
- Get Connected AnyWare software and hosting service for real-time, web-based communication from our equipment to station operators;
- a complete system of Biofuel (E-85 and Biodiesel) compatible components designed to work together, ensuring environmental compliance and overall safety.

These products not only complement our existing product line, but they also allow us to focus on the future of the industry, both in the U.S. and worldwide. In India, for example, Franklin is the leading provider of tank monitoring and vapor recovery systems used to reduce pollution, protect the health of filling station attendants, and reduce the loss of gasoline to evaporation. In China, Franklin is working with the major Chinese oil companies to install vapor recovery systems in the major metropolitan areas of Beijing, Shanghai, and Guangzhou as the Chinese ready themselves for the 2008 Olympics and the 2010 Expo and Asian Games. We continually seek such opportunities around the world.

Manufacturing Support

To facilitate our growth strategy and support our product lines, we undertook several strategic manufacturing initiatives in 2007. Our intent was not only to become more cost effective, but also to position ourselves for efficient distribution and future growth.



Get Connected AnyWare web-based inventory management and diagnostic software

In our Water Systems business, we have pursued a wide range of projects. We completed the transition of our 4-inch Super Stainless motor production from Siloam Springs, Arkansas to Linares, Mexico. In addition, we began construction of a 100,000 square foot pump plant adjacent to the existing motor plant in Linares, which is scheduled to be completed in the first quarter of 2008. The new addition will house production of 4-inch submersible pumps, jet pumps, and small centrifugal pumps. We also added 19,000 square feet to our electronics manufacturing facility in Grant County, Indiana, to meet the growing demand for our SubDrive and QuickPAK product lines. In Asia, we expanded our Suzhou, China, operation, increasing its size by 20,000 square feet to accommodate the production of turbine pumps for the Asian marketplace. In Little Rock, Arkansas, we began the process of transforming this manufacturing facility into a world class distribution center, and we will complete this transformation in 2008. Finally, we completed construction of state-of-the-art training centers located at our Wilburton, Oklahoma; Grant County, Indiana; and Bolton, Ontario, manufacturing/distribution facilities.

We are also positioning manufacturing in our Fueling Systems business to more efficiently support our growth initiatives. In 2007, we transferred production from three satellite manufacturing facilities into our Madison, Wisconsin plant, which we expanded by 75,000 square feet to accommodate this consolidation. In addition, we began construction of a new electronics plant in Saco, Maine, to house the development and production of our Fuel Management Systems. At 35,000 square feet, this plant will be double the size of the existing facility with additional capacity for expansion.

Summary

As we look toward the future of Franklin Electric, we continue to focus on those products and markets that provide the greatest opportunity for growth. We will augment our current water and fueling product lines to offer our customers the innovation and breadth they need to address local needs. We will continue to broaden our business base through global expansion, with particular focus on developing regions. Finally, we will support our growth initiatives with the thoughtful organization and location of our manufacturing backbone. Through our efforts, we will be poised to continue Franklin Electric's strong tradition of growth.

Water Systems Sales in Developing Regions (millions)


$200
$175
$150
$125
$100
$75
$50
$25
2002
2003
2004
2005
2006
Proforma*
* Proforma including Pump Brands, Schneider (a 2008 acquisition) and Monarch

FranklinTECH, Oklahoma campus, is one of three water systems training facilities in North America. Located adjacent to our large pump and motor manufacturing facility in Wilburton, Oklahoma, this state-of-the-art campus serves as home to hands-on training for contractors, installers, and distributors of water systems, with a primary focus on clean water pumping systems.



Management's Discussion and Analysis of Financial Condition and Results of Operations

2007 // 2006

OVERVIEW

Sales for 2007 were up from 2006. The increase in sales was primarily related to sales from acquisitions. Sales growth was further benefited by significant organic growth in Water Systems pump unit shipments and international sales of Water Systems products, as well as organic growth in Fueling Systems product shipments, primarily vapor recovery systems. Earnings declined in 2007 primarily due to the decreased sales of submersible motor units in the United States and Canada. The Company's margins were also impacted by higher commodity costs, increased fixed costs incurred in connection with manufacturing, engineering, selling, general and administrative spending resulting from the Company's strategy of selling to a more diversified customer base by marketing its Water Systems products direct to distributors as well as price discounting in the submersible motor and pump industry within the United States and Canada. The Company also incurred significant restructuring costs related to the current phase of its Global Manufacturing Realignment program which also decreased operating income.

RESULTS OF OPERATIONS

Net Sales

(In millions)	2007	2006	2007 v 2006
Water Systems	$466.8	$465.6	$ 1.2
Fueling Systems	$135.2	$ 92.3	$42.9
Other	—	—	—
Consolidated	$602.0	$557.9	$44.1

Net sales for fiscal year 2007 were $602.0 million, an increase of $44.1 million or 8 percent compared to 2006 sales of $557.9 million. Excluding acquisition related sales and changes in foreign exchange rates, net sales decreased about 8 percent. Incremental sales related to acquisitions for fiscal year 2007 were about $79 million or 14 percent of prior year sales. Acquisition sales growth was attributable to the full year impact on 2007 of the Little Giant Pump Company and Healy Systems acquisitions from 2006, as well as the 2007 acquisitions of Pump Brands and the pump division of Monarch. The Company also realized organic growth in Fueling Systems sales and in all submersible Water Systems sales in regions outside the United States and Canada.

Net Sales—Water Systems

Water Systems sales worldwide were $466.8 million, up $1.2 million for fiscal year 2007 compared to 2006. Excluding acquisition related sales and changes in foreign exchange rates, net sales decreased about 15 percent. The decrease was primarily attributable to a significant decline in unit sales of 4 inch submersible motors in the United States and Canada. Partially offsetting the decline was a significant increase in pump product unit sales in the United States and Canada, as well as increases across all submersible product sales outside of the region.

Net Sales—Fueling Systems

Fueling Systems sales worldwide were $135.2 million, an increase of approximately 47 percent in 2007 from fiscal year 2006. Fueling Systems sales growth benefited from both organic sales growth, primarily related to vapor recovery systems and electronic fuel management systems, as well as acquisition related sales. Excluding acquisition related sales and changes in foreign exchange rates, net sales increased about 29 percent.

Cost of Sales

Cost of sales as a percent of net sales for 2007 and 2006 was 71.3 percent and 65.7 percent, respectively. Cost of sales as a percent of net sales increased in 2007 from 2006 primarily as a result of product mix changes as Fueling Systems products and complete Water Systems pumps (including Little Giant product lines) represented a higher percentage of overall sales and these product lines carry a higher cost of sales than submersible motor products. Fixed costs increased as a percentage of sales for Water Systems sales in the United States as shipments declined faster than related costs. Other less significant increases in cost of sales during 2007 were freight, warranty and obsolescence expenses.

Restructuring Expenses

During 2007, the Company continued to execute its Global Manufacturing Realignment program. The current phase includes the recent expansion of small submersible motor manufacturing in Linares, Mexico; the construction and start-up of a new pump manufacturing plant in Linares;

the consolidation of Fueling Systems operations into the recently enlarged Madison, Wisconsin plant; and the streamlining of motor manufacturing operations in Siloam Springs, Arkansas and Wittlich, Germany. The Company has also announced the phased relocation of the Little Rock, Arkansas Water Systems pump manufacturing to the new pump plant in Linares, Mexico. Restructuring expenses for 2007 were approximately $3.9 million (pre-tax) and reduced diluted earnings per share by approximately $0.11 per share for year ending December 2007. Full year 2007 restructuring expenses include severance and other employee expenses as well as manufacturing equipment relocation costs.

Selling, General and Administrative ("SG&A")

SG&A expense as a percent of net sales for 2007 and 2006 was 19.9 percent and 18.4 percent, respectively. The increase in SG&A was about $17.3 million in 2007 over 2006 primarily due to acquisitions. The increase due to acquisitions was $13.2 million. Other increases in SG&A costs were incurred in connection with selling, general and administrative spending resulting from the Company's strategy of selling to a more diversified customer base by marketing its Water Systems products directly to distributors and increased variable commissions on stronger Fueling Systems sales.

Operating Income (Loss)

(In millions)	2007	2006	2007 v 2006
Water Systems	$ 56.7	$104.4	$(47.7)
Fueling Systems	$ 24.6	$ 15.0	$ 9.6
Other	$(32.1)	$ (30.3)	$ (1.8)
Consolidated	$ 49.2	$ 89.1	$(39.9)

Operating Income—Water Systems

Water Systems operating income decreased primarily as a result of lower unit sales of 4" submersible motors to major OEMs in the U.S. and Canada. In addition, other factors affecting the decrease in operating income for the Water Systems segments were product mix changes, about $5.5 million primarily from declining motor shipments as a percentage of Water Systems sales, higher freight costs of $4.5 million, slow moving and obsolescence expense of $1.4 million related to change over and implementing new product designs and warranty costs of $0.8 million. Partially offsetting the decline in operating income were earnings from acquisitions and increased Water Systems product sales and related earnings from regions outside of the U.S. and Canada.

Operating Income—Fueling Systems

Fueling Systems operating income improved primarily as a result of sales volume increases. Fueling Systems margins improved by 90 basis points due to the product mix benefit of the sales growth and as sales increases grew at a greater rate than fixed manufacturing costs.

Operating Income—Other

Other operating income is composed primarily of unallocated general and administrative expenses. General and administrative expense increases were primarily due to increased expenses associated with acquisitions.

Interest Expense

Interest expense for 2007 and 2006 was $8.1 million and $3.4 million, respectively. Interest expense increased in 2007 due to the debt incurred for acquisitions and increased working capital requirements.

Other Income or Expense

Included in other income for 2007 and 2006 was interest income of $2.2 million and $1.9 million, respectively, primarily derived from the investment of cash balances in short-term U.S. treasury and agency securities. Also, included in other income for 2007 and 2006 was income from equity investments of $0.9 million and $0.7 million, respectively.

Foreign Exchange

Foreign currency-based transactions produced a gain for 2007 of about $0.1 million primarily due to rate changes of the euro, the Canadian dollar and the South African rand relative to the U.S. dollar. Foreign currency-based transactions produced a loss for 2006 of $0.1 million primarily due to euro rate changes relative to other currencies in Europe and the U.S. dollar.

Income Taxes

The provision for income taxes from continuing operations in 2007 and 2006 was $15.4 million and $30.7 million, respectively. The effective tax rates were 35.0 and 35.1 percent for 2007 and 2006, respectively. The effective tax rate differs from the United States statutory rate of 35 percent, generally due to foreign income exclusion and R&D credits and due to the effects of state and foreign income taxes, net of federal tax benefits.

Income from Continuing Operations

Income from continuing operations for 2007 was $28.7 million, or $1.22 per diluted share, compared to 2006 income from continuing operations of $56.8 million or $2.43 per diluted share.

CAPITAL RESOURCES AND LIQUIDITY

Net cash flows provided by operating activities were $4.2 million and $55.4 million in 2007 and 2006, respectively. The primary source of cash from operations was earnings. The operating cash flows used in 2007 were primarily related to increases in inventory and receivables. The increase in inventory, about $29.1 million, was primarily in finished goods due to weaker than normal Water Systems product demand in the United States and Canada. Production levels were adjusted down during the second half of 2007 in response to the lower demand. The increase in receivables, about $6.0 million, was due to timing of customer payments, and a more diversified customer base and change in sales terms. The operating cash flow generated for the same period in 2006 was primarily related to net income of $57.0 million. In 2006, accounts receivable, a use of cash, increased approximately $5.4 million primarily due to sales growth, while inventories, also a use of cash, increased about $11.0 million, primarily in finished goods.

Net cash flows used in investing activities were $63.2 million and $131.6 million in 2007 and 2006, respectively. In 2007, the Company paid an aggregate of $37.0 million for acquisitions, net of cash acquired. The acquisitions consisted of Pump Brands and the pump division of Monarch. In 2006, the Company paid an aggregate of $159.2 million for acquisitions, net of cash acquired. The acquisitions consisted of Little Giant Pump Company for $123.9 million and Healy Systems for $35.3 million. Uses of cash in 2007 and 2006 were also for the purchase of property, plant and equipment, $28.3 million and $23.2 million, respectively. Cash proceeds from net investments in securities during 2006 was $36.0 million.

Cash flows from financing activities were $87.0 million and $54.8 million in 2007 and 2006, respectively, primarily from long-term debt. The Company paid $10.8 million and $9.8 million in dividends on the Company's common stock in 2007 and 2006, respectively. In 2007, another principal use of cash was purchases of Company common stock under the Company's repurchase program. During 2007, the Company repurchased 187,600 shares of its common stock for $8.1 million.

Cash at the end of 2007 was $65.3 million compared to $34.0 million at the end of 2006. Working capital increased $95.0 million in 2007 and the current ratio of the Company was 3.4 for 2007 compared to a current ratio of 2.3 at the end of 2006. The Company's working capital and current ratio increased in 2007 as the Company's increased borrowings were temporarily invested in cash and used to fund increased inventory on hand during the year.

On December 14, 2006, the Company entered into an amended and restated unsecured, 60-month, $120.0 million revolving credit agreement (the "Agreement"). The Company had no outstanding borrowings under the Agreement at December 29, 2007, and $50.0 million at December 30, 2006.

The Company amended and restated an uncommitted shelf agreement with Prudential Capital in the amount of $175.0 million in the second quarter of 2007. Under the shelf agreement the Company issued notes for $110.0 million on April 30, 2007, and $40.0 million on September 7, 2007, at a fixed rate of 5.79 percent with a 10-year average life, which includes financial covenants similar to the Company's other borrowing agreements. Proceeds of the facility were used to pay down short term variable rate borrowings and will be used to fund future acquisitions and Company stock purchases.

The Company also has certain overdraft facilities at its foreign subsidiaries, of which none were outstanding at December 29, 2007, and December 30, 2006.

The Company is subject to certain financial covenants with respect to borrowings, interest coverage, working capital, loans or advances, and investments. The Company was in compliance with all debt covenants at all times during 2007 and 2006. On February 26, 2008 the Company entered into amendments to the Amended and Restated Credit Agreement and the Second Amended and Restated Note Purchase and Private Shelf Agreement changing the financial covenant of consolidated debt divided by consolidated earnings before interest, taxes, depreciation and amortization (the "Leverage Ratio") limit under both agreements from a maximum of three times to a maximum of three and one-half times effective with the Company's first fiscal quarter of 2008 through the Company's first fiscal quarter of 2009. Starting with the Company's second fiscal quarter of 2009 and for each quarter thereafter the Leverage Ratio will be a maximum of three times.

At December 29, 2007, the Company had approximately $1.6 million of commitments primarily for the purchase of machinery and equipment, and building expansions. Management believes that internally generated funds and existing credit arrangements provide sufficient liquidity to meet these current commitments and existing debt, and finance business growth.

2006 // 2005

OVERVIEW

Sales and earnings from continuing operations for 2006 were up from 2005. The increase in sales was primarily related to sales from acquisitions. Sales growth benefited from selling price realization gains and organic growth in Water Systems motor and pump unit shipments as well as organic growth in Fueling Systems product shipments, primarily flexible pipe. Earnings improved in 2006 primarily due to the increased sales as well as reduced manufacturing costs from the Company's growing production base in Mexico, The Czech Republic, and China. These improvements were partially offset by higher commodity costs and increased fixed costs incurred in connection with selling, general and administrative spending resulting from the Company's strategy of selling to a more diversified customer base by marketing its Water Systems products directly to distributors. Included in the results for 2006 are stock-based compensation expenses recorded under the new accounting guidelines of Statement of Financial Accounting Standards ("SFAS") No. 123(R). The accounting pronouncement was adopted as of January 1, 2006.

During the fourth quarter of 2006, the Company divested its Engineered Motor Products Division ("EMPD"). For financial statement purposes, EMPD was classified as a discontinued operation for all periods presented. As a discontinued operation, EMPD's sales and operational impact were excluded from the Company's continuing operations results and reported in the income statement section as "discontinued operations." EMPD's sales for 2006 through the date of divestiture and for full years 2005 and 2004 represented less than 10 percent of the Company's total sales. EMPD's net earnings for 2006 through the date of divestiture and for full year 2005 were about $0.01 per share in both years. EMPD had a net loss for full year 2004 of about $0.02 per share. Unless otherwise indicated, the following discussion relates to continuing operations only.

RESULTS OF OPERATIONS

Net Sales

(In millions)	2006	2005	2006 v 2005
Water Systems	$465.6	$340.2	$125.4
Fueling Systems	$ 92.3	$ 63.2	$ 29.1
Other	—	—	—
Consolidated	$557.9	$403.4	$154.5

Net sales for fiscal year 2006 were a record $557.9 million, an increase of $154.5 million or 38 percent compared to 2005 sales of $403.4 million. Incremental sales related to acquisitions for fiscal year 2006 were about $86 million or 21 percent of prior year sales. The majority of the sales growth from acquisitions resulted from the Little Giant Pump Company. Sales growth benefited from price realization gains and organic growth in Water Systems motor and pumps. Sales increased by gains in price realization of approximately $20.6 million or 5 percent in 2006 resulting from increases in product selling prices, changes in customer sales discount programs and greater direct sales to distribution customers.

Net Sales—Water Systems

Water Systems product sales worldwide were $465.6 million, up about 37 percent for fiscal year 2006 compared to 2005. Sales revenue increased in all of Water Systems major product categories during the year (including submersible motors, pumps, and drives and controls).

Net Sales—Fueling Systems

Fueling Systems worldwide sales were $92.3 million an increase of approximately 46 percent in 2006 from fiscal year 2005.

Cost of Sales

Cost of sales as a percent of net sales for 2006 and 2005 was 65.7 percent and 64.6 percent, respectively. Cost of sales as a percent of net sales increased in 2006 from 2005 primarily as a result of product mix changes as Fueling Systems products and complete Water Systems pumps (including Little Giant product lines) represented a higher percentage of overall sales and these product lines carry a higher cost of sales than submersible motor products.

Selling, General and Administrative ("SG&A")

SG&A expense as a percent of net sales for 2006 and 2005 was 18.4 percent and 17.6 percent, respectively. Incremental increases in SG&A expense were about $31.7 million in 2006 over 2005 primarily due to acquisitions $15.5 million, stock-based compensation expense $2.7 million, and increased fixed costs incurred in connection with selling, general and administrative spending resulting from the Company's strategy of selling to a more diversified customer base by marketing its Water Systems products directly to distributors.

Operating Income (Loss)

(In millions)	2006	2005	2006 v 2005
Water Systems	$104.4	$ 87.0	$17.4
Fueling Systems	$ 15.0	$ 7.3	$ 7.7
Other	$ (30.3)	$(24.2)	$ (6.1)
Consolidated	$ 89.1	$ 70.1	$19.0

Operating income for 2006 was $89.1 million, an increase of about 27 percent from 2005. Operating income improved primarily due to sales volume increases. These improvements were partially offset by higher commodity costs and increased fixed costs incurred in connection with selling, general and administrative spending resulting from the Company's strategy of selling to a more diversified customer base by marketing its Water Systems products directly to distributors. Included in the results for 2006 are stock-based compensation expenses recorded under the new accounting guidelines of Statement of Financial Accounting Standards ("SFAS") No. 123(R). The accounting pronouncement was adopted as of January 1, 2006.

Operating Income—Water Systems

Water Systems operating income improved primarily as a result of sales volume increases.

Operating Income—Fueling Systems

Fueling Systems operating income improved primarily as a result of sales volume increases.

Operating Income—Other

Other operating income is composed primarily of unallocated general and administrative expenses. General and administrative expense increases were primarily due to stock-based compensation expense $2.7 million as well as increased expenses associated with acquisitions and support for a more diversified customer base.

Interest Expense

Interest expense for 2006 and 2005 was $3.4 million and $0.8 million, respectively. Interest expense increased in 2006 due to the debt incurred for the acquisitions of the Little Giant Pump Company and Healy Systems.

Other Income or Expense

Included in other income for 2006 and 2005 was interest income of $1.9 million and $1.4 million, respectively, primarily derived from the investment of cash balances in short-term U.S. treasury and agency securities. Also, included in other income for 2006 and 2005 was income from equity investments of $0.7 million and $0.1 million, respectively.

Foreign Exchange

Foreign currency-based transactions produced a loss for 2006 of about $0.1 million primarily due to euro rate changes relative to other currencies in Europe and the U.S. dollar. Foreign currency-based transactions produced a gain for 2005 of $0.2 million primarily due to fluctuations between the U.S. dollar and the Chinese Yuan and Mexican Peso.

Income Taxes

The provision for income taxes from continuing operations in 2006 and 2005 was $30.7 million and $25.0 million, respectively. The effective tax rates were 35.1 and 35.3 percent for 2006 and 2005, respectively. The effective tax rate differs from the United States statutory rate of 35 percent, generally due to foreign income exclusion and R&D credits and due to the effects of state and foreign income taxes, net of federal tax benefits.

Income from Continuing Operations

Income from continuing operations for 2006 was $56.8 million, or $2.43 per diluted share, compared to 2005 income from continuing operations of $45.8 million or $1.97 per diluted share.

CAPITAL RESOURCES AND LIQUIDITY

Cash flows from operations provide the principal source of current liquidity. Net cash flows provided by operating activities were $55.4 million and $74.2 million in 2006 and 2005, respectively. The primary source of cash from operations was earnings. Significant uses of operating cash flow in 2006 and 2005 were increases in inventory, $11.0 million and $10.6 million, respectively. Inventories increased significantly in 2006 and 2005 as the Company increased finished goods availability for pump products and distribution customers as a part of its new distribution channel strategy. Accounts receivable and accounts payable and other accrued expenses were significant sources of operating cash flow in 2005. Accounts receivable increases were primarily attributable to the timing of payments received from customers and increased sales during 2005. Accounts payable increases were primarily attributable to the timing of payments made to vendors and increased inventories during 2005.

Net cash flows used in investing activities were $131.6 million and $63.5 million in 2006 and 2005, respectively. In 2006, the Company paid an aggregate of $159.2 million for acquisitions in 2006, net of cash acquired. The acquisitions consisted of Little Giant Pump Company for $123.9 million and Healy Systems for $35.3 million. In 2005, the Company paid $36.0 million for short-term investment securities, net of short-term investment securities sold. The Company paid an aggregate of $8.5 million for acquisitions in 2005, net of cash acquired. The acquisitions consisted of $5.6 million for Phil-Tite and $2.9 million for an equity investment in Pioneer.

Cash flows from financing activities in 2006 were $54.8 million primarily from long-term debt. Net cash flows used in financing activities were $9.0 million in 2005. The Company paid $9.8 million and $8.5 million in dividends on the Company's common stock in 2006 and 2005, respectively. In 2005, another principal use of cash was purchases of Company common stock under the Company's repurchase program. During 2005, the Company repurchased 366,308 shares of its common stock for $13.8 million.

Cash at the end of 2006 was $34.0 million compared to $52.1 million in cash and equivalents at the end of 2005. Working capital decreased $15.2 million in 2006 and the current ratio of the Company was 2.3 for 2006 compared to a current ratio of 3.2 at the end of 2005. The Company's working capital and current ratio decreased in 2006 as the Company invested its excess cash in acquisitions during the year.

Principal payments of $1.0 million per year on the Company's $20.0 million of unsecured long-term debt began in 1998 and will continue until 2008 when a balloon payment of $10.0 million will fully retire the debt. In September 2004, the Company entered into an unsecured, 60-month, $80.0 million, amended and restated to $120.0 million during December 2006, revolving credit agreement (the "Agreement"). The Agreement includes a facility fee of one-tenth of one percent on the committed amount. The Company had outstanding borrowings under the Agreement of $50 million at December 30, 2006. The Company had no outstanding borrowings under the Agreement at December 31, 2005. The Company is subject to certain financial covenants with respect to borrowings, interest coverage, working capital, loans or advances, and investments. The Company was in compliance with all debt covenants at all times in 2006 and 2005.

At December 30, 2006, the Company had $5.9 million of commitments primarily for the purchase of machinery and equipment, and building expansions. Management believes that internally generated funds and existing credit arrangements provide sufficient liquidity to meet these current commitments and existing debt, and finance business growth.

2007

AGGREGATE CONTRACTUAL OBLIGATIONS

Most of the Company's contractual obligations to third parties are debt obligations. In addition, the Company has certain contractual obligations for future lease payments, contingency payments, as well as, purchase obligations. The payment schedule for these contractual obligations is as follows:

(In millions)	Total	Less than 1 Year	1–3 Years	3–5 Years	More than 5 Years
Debt	$160.8	$10.0	$ 0.0	$ 0.0	$150.8
Debt interest	101.9	9.8	17.4	17.4	57.3
Capital leases	0.9	0.4	0.5	0.0	0.0
Operating leases	22.9	7.2	7.1	2.4	6.2
Contingency from Healy acquisition	1.9	1.9	—	—	—
Purchase obligations	1.6	1.6	—	—	—
	$290.0	$30.9	$25.0	$19.8	$214.3

Debt interest includes interest on the balance outstanding under the Company's fixed-to-variable interest rate swap. Per the swap contract, the Company receives interest at a fixed rate of 6.3 percent and pays interest at a variable rate based on the three month London Interbank Offered Rates ("LIBOR") rate plus a spread. The average variable rate paid in 2007 was 7.9 percent. Debt interest also includes interest under the Company's current credit agreement. The average interest rate for 2007 was 5.6 percent based on the LIBOR plus an interest spread. The remaining interest calculated was based on the fixed rate of 6.31 percent for the Company's short-term insurance company debt and 5.79 for the Company's long-term insurance company debt.

The Healy Systems stock purchase agreement provided for additional contingent payments of 5 percent of certain Healy Systems product sales over the next five years from the year of acquisition.

The Company has pension and other post-retirement benefit obligations not included in the table above which will result in future payments. The Company also has unrecognized tax benefits related to FASB Interpretation 48 obligations, none of which are included in the table above. The unrecognized tax benefits of approximately $2.0 million have been recorded as liabilities in accordance with FASB Interpretation 48, and we are uncertain as to if or when such amounts may be settled. Related to the unrecognized tax benefits, the Company has also recorded a liability for potential penalties and interest of $0.2 million.

ACCOUNTING PRONOUNCEMENTS

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements." SFAS No. 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 clarifies the definition of exchange price as the price between market participants in an orderly transaction to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The changes to current practice resulting from the application of this statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years for financial assets and liabilities such as derivatives measured at fair value under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," an irrevocable election to measure hybrid financial instruments at fair value under SFAS No. 155 "Accounting for Certain Hybrid Financial Instruments," servicing assets and liabilities measured at fair value under SFAS No. 156, "Accounting for Servicing of Financial Assets, etc." SFAS No. 157 has been deferred until fiscal years beginning after November 15, 2008, for nonfinancial assets and liabilities such as asset retirement obligations measured at fair value at initial recognition under SFAS No. 143, "Accounting for Asset Retirement Obligations," long-lived asset groups measured at fair value under SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," liabilities for exit or disposal activities measured at fair value under SFAS No. 146, "Accounting for Costs Associated With Exit or Disposal Activities, etc." The Company is in the process of determining the impact of adopting this new accounting principle on its consolidated financial position, results of operations and cash flows.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007, with early adoption permitted provided the entity also elects to apply the provisions of SFAS No. 157. The Company is currently evaluating the impact of adopting SFAS No. 159 on its financial statements.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations"—a replacement of FASB No. 141. SFAS No. 141(R) requires (a) a company to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at fair value as of the acquisition date; and (b) an acquirer in pre-acquisition periods to expense all acquisition-related costs. SFAS No. 141(R) also requires that any adjustments to an acquired entity's deferred tax asset, valuation allowance, cash contingency, or deferred tax liability balance that occur after the measurement period be recorded as a component of income tax expense. This accounting treatment is required for business combinations consummated before the effective date of SFAS No. 141(R) (non-prospective), otherwise SFAS No. 141(R) must be applied prospectively. The presentation and disclosure requirements must be applied retrospectively to provide comparability in the financial statements. Early adoption is prohibited. SFAS No. 141(R) is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company is in the process of determining the impact of adopting this new accounting principle on its consolidated financial position, results of operations and cash flows.

In December 2007, the FASB issued SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements"—an amendment of Accounting Research Bulletin ("ARB") No. 51. SFAS No. 160 (a) amends ARB 51 to establish accounting and reporting standards for the non-controlling interest in a subsidiary and the deconsolidation of a subsidiary; (b) changes the way the consolidated income statement is presented; (c) establishes a single method of accounting for changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation; (d) requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated; and (e) requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent's owners and the interests of the non-controlling owners of a subsidiary. SFAS No. 160 must be applied prospectively to the presentation and disclosure requirements must be applied retrospectively to provide comparability in the financial statements. Early adoption is prohibited. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company is in the process of determining the impact of adopting this new accounting principle on its consolidated financial position, results of operations and cash flows.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates its estimates, including those related to revenue recognition, allowance for doubtful accounts, accounts receivable, inventories, recoverability of long-lived assets, business combinations, intangible assets, income taxes, warranty obligations, stock-based compensation, pension and other employee benefit plan obligations, and contingencies. Management bases its estimates on historical experience and on other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company's critical accounting policies are identified below:

Revenue Recognition:
Products are shipped utilizing common carriers direct to customers or, for consignment products, to customer-specified warehouse locations. Sales are recognized when the Company's products are shipped direct or, in the case of consignment products, transferred from the customer-specified warehouse location to the customer, at which time transfer of ownership and risk of loss pass to the customer. The Company records net sales revenues after discounts at the time of sale based on specific discount programs in effect, historical data, and experience.

Warranty Obligations:
Warranty terms are generally two years from date of manufacture or one year from date of installation. The Company also offers an extended warranty program to certain Water Systems customers, which provides warranty coverage for up to five years from the date of manufacture. Warranty liability is recorded when revenue is recognized and is based on actual historical return rates from the most recent warranty periods. Warranty expense has historically approximated 1.3 percent of net sales. While the Company's warranty costs have historically been within its calculated estimates, it is possible that future warranty costs could exceed those estimates.

Stock-Based Compensation:
Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R), using the modified prospective transition method. Under that transition method, compensation expense recognized includes: (a) compensation expense for all stock-based payments granted prior to, but not yet vested as of, January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123; and (b) compensation expense for all stock-based payments granted on or after January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R).

The fair value of each option award is estimated on the date of grant using the Black-Scholes option valuation model with a single approach and amortized using a straight-line attribution method over the option's vesting period. Options granted to retirement eligible employees are immediately expensed. The Company uses historical data to estimate the expected volatility of its stock; the weighted average expected life, the period of time options granted are expected to be outstanding; and its dividend yield. The risk-free rates for periods within the contractual life of the option are based on the U.S. Treasury yield curve in effect at the time of the grant.

The assumptions used for the Black-Scholes model to determine the fair value of options granted during 2007 is as follows:

Risk-free interest rate	4.74–4.78%
Dividend yield	0.65–0.67%
Weighted-average dividend yield	0.653%
Volatility factor	0.3529–0.3701
Weighted-average volatility	0.3554
Expected term	5.3–6.2 years
Forfeiture rate	4.18%

Accounts Receivable and Allowance for Uncollectible Accounts:

Accounts receivable is comprised of balances due from customers net of estimated allowances for uncollectible accounts. In determining allowances, historical trends are evaluated and economic conditions and specific customer issues are reviewed to arrive at appropriate allowances. Allowance levels change as customer-specific circumstances and the other analysis areas noted above change. Differences may result in the amount for allowances if actual experience differs significantly from management estimates; such differences have not historically been material.

Inventory Valuation:

The Company uses certain estimates and judgments to value inventory. Inventory is recorded at the lower of cost or market. The Company reviews its inventories for excess or obsolete products or components. Based on an analysis of historical usage and management's evaluation of estimated future demand, market conditions and alternative uses for possible excess or obsolete parts, carrying values are adjusted. For all inventory, our carrying value is reduced regularly to reflect the age and current anticipated demand for our products. If actual demand differs from our estimates, additional reductions to our inventory carrying value would be necessary in the period such determination is made. The Company's reserve for excess or obsolete products or components as of year end 2007 was $11.4 million. Excess and obsolete inventory is periodically disposed through sale to third parties, scrapping or other means, and the reserves are appropriately reduced. Differences may result in the amount for carrying value and reserves if actual experience differs significantly from management estimates; such differences have not historically been material.

Long-lived Assets:

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Determining whether an impairment has occurred typically requires various estimates and assumptions, including determining which cash flows are directly related to the potentially impaired asset, the useful life over which cash flows will occur, their amount and the asset's residual value, if any. In turn, measurement of an impairment loss requires a determination of fair value, which is based on the best information available given the Company's historical experience and internal business plans.

Business Combinations:

The Company follows the guidance under SFAS No. 141, "Business Combinations." The acquisition purchase price is allocated to the assets acquired and liabilities assumed based upon their respective fair values and subject to change during the twelve month period subsequent to the acquisition date. The Company utilizes management estimates and independent third-party valuation firms to assist in determining the fair values of assets acquired and liabilities assumed. Such estimates and valuations require the Company to make significant assumptions, including projections of future events and operating performance.

Goodwill:

The Company follows the guidance under SFAS No. 142, "Goodwill and Other Intangible Assets," to record goodwill. Goodwill is not amortized; however it is tested for impairment annually or more frequently whenever events or changes in circumstances indicate that the asset may be impaired. In assessing the recoverability of goodwill (i.e., impairment testing), the Company must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. Such cash flows consider factors such as expected future operating income and historical trends, as well as the effects of demand and competition. If the Company's assumptions and estimates change whereby fair value of the reporting units is below their associated carrying values, the Company may be required to record an impairment. To the extent impairment has occurred, the loss is measured as the excess of the carrying amount of the reporting unit including goodwill over the fair value. Goodwill included on the balance sheet as of year end 2007 was $140.0 million. During the fourth quarter of 2007, the Company completed its annual impairment test of goodwill and determined there was no impairment. A 10 percent decrease in the fair value estimates used in the fourth quarter 2007 impairment test would not have changed this determination. Such estimates require the use of judgment and numerous subjective assumptions, which, if actual experience varies, could result in material differences in the requirements for impairment charges.

Income Taxes:

Under the requirements of SFAS No. 109, "Accounting for Income Taxes," the Company records deferred tax assets and liabilities for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company operates in multiple tax jurisdictions with different tax rates, and determines the allocation of income to each of these jurisdictions based upon various estimates and assumptions. In the normal course of business the Company will undergo tax audits by various tax jurisdictions. Such audits often require an extended period of time to complete and may result in income tax adjustments if changes to the allocation are required between jurisdictions with different tax rates. Although the Company has recorded all probable income tax contingencies in accordance with SFAS No. 5, "Accounting for Contingencies" and SFAS No. 109, "Accounting for Income Taxes," these accruals represent estimates that are subject to the inherent uncertainties associated with the tax audit process, and therefore include contingencies. Management judgment is required in determining the Company's provision for income taxes, deferred tax assets and liabilities, which, if actual experience varies, could result in material adjustments to deferred tax assets and liabilities. The Company's operations involves dealing with uncertainties and judgments in the application of complex tax regulations in multiple jurisdictions. The final taxes paid are dependent upon many factors, including negotiations with taxing authorities in various jurisdictions and resolution of disputes arising from federal, state, and international tax audits.

Uncertainty in Income Taxes:

The Company recognizes potential liabilities and records tax liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on its estimate of whether, and the extent to which, additional taxes will be due. As of January 1, 2007, the Company adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," ("FIN 48"), an interpretation of FASB Statement No. 109, "Accounting for Income Taxes," guidance to record tax liabilities. FIN 48 clarifies the accounting and reporting for uncertainties in the application of the income tax laws to the Company's operations. The interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns.

Pension and Employee Benefit Obligations:

With the assistance of the Company's actuaries, the discount rate used to determine pension and post-retirement plan liabilities is selected using a yield-curve approach. The yield-curve approach discounts each expected cash flow of the liability stream at an interest rate based on high quality corporate bonds. The present value of the discounted cash flows is summed and an equivalent weighted-average discount rate is calculated. A change in the discount rate selected by the Company of 25 basis points would result in a change of about $0.1 million of employee benefit expense. The Company consults with actuaries, asset allocation consultants and investment advisors to determine the expected long-term rate of return on plan assets based on historical and projected rates of return on the types of assets in which the plans have invested. A change in the long-term rate of return selected by the Company of 25 basis points would result in a change of about $0.3 million of employee benefit expense.

Contingencies:

The Company is subject to the possibility of various loss contingencies arising in the ordinary course of business resulting from litigation, claims and other commitments, and from a variety of environmental and pollution control laws and regulations. The Company considers the likelihood of loss or the incurrence of a liability, as well as the ability to reasonably estimate the amount of loss, in determining loss contingencies. The Company accrues an estimated loss contingency when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. The amount of the reserves is determined, if any, with the assistance of outside legal counsel or other governmental regulatory agencies. The Company regularly evaluates current information available to determine whether the accruals should be adjusted.

FACTORS THAT MAY AFFECT FUTURE RESULTS

Any forward-looking statements contained herein involve risks and uncertainties, including, but not limited to, general economic and currency conditions, various conditions specific to the Company's business and industry, new housing starts, weather conditions, market demand, competitive factors, changes in distribution channels, supply constraints, technology factors, litigation, government and regulatory actions, the Company's accounting policies, future trends, and other risks. These risks and uncertainties may cause actual results to differ materially from those indicated by the forward-looking statements. Any forward-looking statements included in this annual report are based upon information presently available. The Company does not assume any obligation to update any forward-looking information.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is subject to market risk associated with changes in foreign currency exchange rates and interest rates. Foreign currency exchange rate risk is mitigated through several means: maintenance of local production facilities in the markets served, invoicing of customers in the same currency as the source of the products, prompt settlement of inter-company balances utilizing a global netting system and limited use of foreign currency denominated debt.

The results of operations are exposed to changes in interest rates primarily with respect to borrowings under the Company's revolving credit agreement (credit facility), where interest rates are tied to the prime rate or LIBOR. The average interest rate associated with borrowings against the credit facility paid by the Company in 2007 and 2006 was 5.6 percent and 5.5 percent, respectively. As of December 29, 2007, the Company had no outstanding borrowings under the Agreement and $50.0 million outstanding under the credit facility at December 30, 2006. The Company does not, as a matter of policy, enter into derivative contracts for speculative purposes. The interest rate swap agreement entered into by the Company on September 24, 2003, had a notional amount of $10.0 million under which the Company receives a fixed rate of interest of 6.3 percent and pays interest at a variable rate based on a three month LIBOR rate plus a spread. The average rate associated with the swap agreement paid by the Company in 2007 was 7.9 percent. The fixed-to-variable interest rate swap is accounted for as a fair value hedge, per SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," with effectiveness assessed based on changes in the fair value of the underlying debt using incremental borrowing rates currently available on loans with similar terms and maturities. The effective gain or loss on the interest rate swap and that of the underlying debt are equal and offsetting resulting in no net effect to earnings. Based on the Company's variable rate debt at December 29, 2007, a hypothetical 1.0 percent increase in interest rates would result in an annual increase in interest expense of approximately $0.1 million.

SELECTED FINANCIAL DATA

The following selected financial data should be read in conjunction with the Company's consolidated financial statements. The information set forth below is not necessarily indicative of future operations.

Five Year Financial Summary (a)

(In thousands, except per share amounts)	2007 (b)	2006 (c)	2005 (d)	2004 (e)	2003
Operations:					
Net sales	$602,025	$557,948	$403,413	$370,070	$325,529
Gross profit	172,820	191,557	142,821	126,191	106,670
Interest expense	8,147	3,373	766	488	1,107
Income tax expense	15,434	30,671	24,953	21,126	16,950
Income from continuing operations	28,683	56,762	45,796	38,368	34,649
Depreciation and amortization	20,359	17,989	14,971	15,143	13,748
Capital expenditures	28,281	23,190	17,845	21,110	15,261
Balance sheet:					
Working capital (f)	$218,830	$123,833	$138,998	$111,697	$ 82,640
Property, plant and equipment, net	134,931	115,976	95,732	95,924	83,916
Total assets	662,237	526,925	379,762	333,473	281,971
Long-term debt	151,287	51,043	12,324	13,752	14,960
Shareowners' equity	378,544	345,831	267,562	234,333	192,938
Other data:					
Income from continuing operations, to sales	4.8%	10.2%	11.4%	10.4%	10.6%
Income from continuing operations, to average total assets	4.8%	12.5%	12.8%	12.5%	12.8%
Current ratio (g)	3.4	2.3	3.2	3.1	2.8
Number of common shares outstanding	23,091	23,009	22,485	22,041	21,828
Per share:					
Market price range					
High	$ 52.55	$ 62.95	$ 45.29	$ 43.48	$ 32.80
Low	36.07	38.70	34.54	29.01	23.00
Income, from continuing operations, per weighted-average common share	1.24	2.49	2.06	1.75	1.60
Income, from continuing operations, per weighted-average common share, assuming dilution	1.22	2.43	1.97	1.67	1.53
Book value (h)	16.12	14.84	11.54	10.17	8.53
Dividends per common share	0.47	0.43	0.38	0.31	0.27

(a) The five year financial presentation excludes the sales and earnings of the Engineered Motor Products Division (EMPD) which was sold during the fourth quarter of 2006, for 2003 to 2006.

(b) Includes the results of operations of the Company's wholly-owned subsidiaries, Pump Brands and the pump division of Monarch, since their acquisitions in the second and third quarters of 2007, respectively.

(c) Includes the results of operations of the Company's wholly-owned subsidiaries, Little Giant Pump Company and Healy Systems, Inc., since their acquisition in the second and third quarters of 2006, respectively.

(d) Includes the results of operations of the Company's wholly-owned subsidiary, Phil-Tite Enterprises, and the effect of an equity investment in Pioneer Pump, Inc., both acquired in the third quarter of 2005.

(e) Includes the results of operations of the Company's wholly-owned subsidiary, Franklin Pump Systems, since the acquisition of certain assets of JBD, Inc. in the third quarter of 2004.

(f) Working capital = Current assets minus Current liabilities

(g) Current ratio = Current assets divided by Current liabilities

(h) Book value = Shareowners' equity divided by weighted-average common shares, assuming full dilution

Management's Report on Internal Control over Financial Reporting

System of Internal Control over Financial Reporting:

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting of the Company. This system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation and may not prevent or detect misstatements. Further, because of changes in conditions, effectiveness of internal controls over financial reporting may vary over time.

Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the framework in *Internal Control — Integrated Framework* (the "Framework") issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management did not include in the scope of this evaluation Pump Brands (Pty) Limited or the pump division of Monarch Industries Limited both acquired during 2007 and whose financial statements collectively constitute 11 percent and 8 percent of net and total assets, respectively, 5 percent of revenues, and 5 percent of net income of the consolidated financial statement amounts as of and for the year ended December 29, 2007. Based on its evaluation, management concluded that the Company's system of internal control over financial reporting was effective as of December 29, 2007.

Our independent registered accounting firm has issued an audit report on the effectiveness of the Company's internal control over financial reporting. This report appears on the next page.

Report of Independent Registered Public Accounting Firm

To the Shareowners and Directors
Franklin Electric Co., Inc.
Bluffton, Indiana

We have audited the internal control over financial reporting of Franklin Electric Co., Inc. and subsidiaries (the "Company") as of December 29, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management's Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Pump Brands (Pty) Limited, which was acquired on June 25, 2007, and the pump division of Monarch Industries Limited, which was acquired on September 5, 2007, and whose financial statements collectively constitute 11 percent and 8 percent of net and total assets, respectively, 5 percent of revenues, and 5 percent of net income of the Company's consolidated financial statements amounts as of and for the year ended December 29, 2007. Accordingly, our audit did not include the internal control over financial reporting at Pump Brands (Pty) Limited and the pump division of Monarch Industries Limited. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 29, 2007, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 29, 2007, of the Company and our report dated February 27, 2008, expressed an unqualified opinion on those financial statements and includes two explanatory paragraphs regarding the adoption of the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, on January 1, 2007, the adoption of Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment*, on January 1, 2006, and the adoption of Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*, on December 30, 2006.

Deloitte & Touche LLP

Chicago, Illinois
February 27, 2008

Report of Independent Registered Public Accounting Firm

To the Shareowners and Directors, Franklin Electric Co., Inc.:

We have audited the accompanying consolidated balance sheets of Franklin Electric Co., Inc. and subsidiaries (the "Company") as of December 29, 2007, and December 30, 2006, and the related consolidated statements of income, shareowners' equity and comprehensive income, and cash flows for each of the three years in the period ended December 29, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Franklin Electric Co., Inc. and subsidiaries as of December 29, 2007, and December 30, 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 29, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 1 and 11, on January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes.*

As discussed in Notes 1 and 8, on January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment*, and on December 30, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans.*

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 29, 2007, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2008, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Deloitte & Touche LLP

Chicago, Illinois
February 27, 2008

Consolidated Statements of Income
Franklin Electric Co., Inc. and Consolidated Subsidiaries

(In thousands, except per share amounts)	2007	2006	2005
Net sales	$602,025	$557,948	$403,413
Cost of sales	429,205	366,391	260,592
Gross profit	172,820	191,557	142,821
Selling, general and administrative expenses	119,748	102,478	70,799
Restructuring expenses	3,898	—	1,920
Operating income	49,174	89,079	70,102
Interest expense	(8,147)	(3,373)	(766)
Other income	3,010	1,791	1,200
Foreign exchange income (loss)	80	(64)	213
Income before income taxes	44,117	87,433	70,749
Income taxes	15,434	30,671	24,953
Income from continuing operations	28,683	56,762	45,796
Discontinued operations	—	381	344
Income taxes	—	145	131
Income from discontinued operations	—	236	213
Net income	$ 28,683	$ 56,998	$ 46,009
Income per share:			
Basic continuing operations	$ 1.24	$ 2.49	$ 2.06
Basic discontinued operations	—	0.01	0.01
	$ 1.24	$ 2.50	$ 2.07
Diluted continuing operations	$ 1.22	$ 2.43	$ 1.97
Diluted discontinued operations	—	0.01	0.01
	$ 1.22	$ 2.44	$ 1.98
Dividends per common share	$ .47	$ .43	$ .38

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets
Franklin Electric Co., Inc. and Consolidated Subsidiaries

(In thousands)	2007	2006
ASSETS		
Current assets:		
Cash	$ 65,252	$ 33,956
Receivables, less allowances of $2,594 and $2,786, respectively	64,972	52,679
Inventories:		
Raw material	57,958	39,195
Work-in-process	17,128	14,414
Finished goods	99,974	76,661
LIFO reserve	(18,914)	(18,707)
	156,146	111,563
Deferred income taxes	17,127	14,914
Other current assets	5,982	4,678
Total current assets	309,479	217,790
Property, plant and equipment, at cost		
Land and buildings	64,350	56,352
Machinery and equipment	161,280	141,110
Furniture & fixtures	12,595	13,275
Other	16,909	14,734
	255,134	225,471
Less allowance for depreciation	(120,203)	(109,495)
	134,931	115,976
Intangible assets	66,925	45,257
Goodwill	140,034	133,527
Other assets (including deferred income taxes of $0 and $1,269, respectively)	10,868	14,375
Total assets	$ 662,237	$ 526,925

Consolidated Balance Sheets (continued)
Franklin Electric Co., Inc. and Consolidated Subsidiaries

(In thousands)

	2007	2006
LIABILITIES AND SHAREOWNERS' EQUITY		
Current liabilities:		
Accounts payable	$ 27,986	$ 30,832
Accrued expenses	46,085	40,166
Income taxes	6,180	11,649
Current maturities of long-term debt and short-term borrowings	10,398	11,310
Total current liabilities	90,649	93,957
Long-term debt	151,287	51,043
Deferred income taxes	11,686	4,597
Employee benefit plan obligations	24,713	25,969
Other long-term liabilities	5,358	5,528
Shareowners' equity:		
Common stock (65,000 shares authorized, $.10 par value) outstanding (23,091 and 23,009, respectively)	2,309	2,301
Additional capital	105,428	94,356
Retained earnings	246,324	236,780
Loan to ESOP Trust	—	(200)
Accumulated other comprehensive gain	24,483	12,594
Total shareowners' equity	378,544	345,831
Total liabilities and shareowners' equity	$662,237	$526,925

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows
Franklin Electric Co., Inc. and Consolidated Subsidiaries

(In thousands)	2007	2006	2005
Cash flows from operating activities:			
Net income	$ 28,683	$ 56,998	$ 46,009
Adjustments to reconcile net income to net cash flows from operating activities:			
Depreciation and amortization	20,359	17,989	14,971
Stock based compensation	3,762	3,206	147
Deferred income taxes	913	(9,933)	284
(Gain)/loss on disposals of plant and equipment	800	(4,637)	174
Changes in assets and liabilities:			
Receivables	(6,018)	(5,380)	7,354
Inventories	(29,092)	(10,978)	(10,642)
Accounts payable and other accrued expenses	(4,473)	(4,540)	5,930
Accrued income taxes	(3,698)	15,012	8,076
Excess tax from share-based payment arrangements	(2,182)	(5,743)	—
Employee benefit plans	726	4,956	2,420
Other, net	(5,541)	(1,561)	(559)
Net cash flows from operating activities	4,239	55,389	74,164
Cash flows from investing activities:			
Additions to plant and equipment	(28,281)	(23,190)	(17,845)
Proceeds from sale of plant and equipment	347	343	1,073
Additions to other assets	(3)	—	(2,184)
Purchases of securities	(420,575)	(63,500)	(236,773)
Proceeds from sale of securities	420,575	99,488	200,785
Cash paid for acquisitions	(37,015)	(159,205)	(8,509)
Proceeds from sale of business	1,725	14,470	—
Net cash flows from investing activities	(63,227)	(131,594)	(63,453)
Cash flows from financing activities:			
Proceeds from long-term debt	200,000	130,000	—
Repayment of long-term debt	(101,428)	(81,296)	(1,280)
Proceeds from issuance of common stock	5,038	10,120	14,298
Excess tax from share-based payment arrangements	2,182	5,743	—
Purchases of common stock	(8,118)	(198)	(13,775)
Reduction of loan to ESOP Trust	200	232	233
Dividends paid	(10,834)	(9,833)	(8,447)
Net cash flows from financing activities	87,040	54,768	(8,971)
Effect of exchange rate changes on cash	3,244	3,257	(208)
Net change in cash and equivalents	31,296	(18,180)	1,532
Cash and equivalents at beginning of period	33,956	52,136	50,604
Cash and equivalents at end of period	$ 65,252	$ 33,956	$ 52,136
(In millions)			
Cash paid for income taxes	$ 19.1	$ 24.4	$ 19.3
Cash paid for interest	$ 7.1	$ 3.1	$ 0.7
Non-cash items:			
Payable to seller of Healy Systems, Inc.	$ 1.9	$ 3.0	—
Additions to property, plant, and equipment, not yet paid	$ 0.5	$ 0.5	$ 0.5
Receivable from sale of EMPD	$ 0.4	$ 2.2	$ —
Stock issued in connection with stock option exercises, forfeitures, or stock retirements	$ 0.1	$ 0.0	$ (0.6)

See Notes to Consolidated Financial Statements.

Consolidated Statements of Shareowners' Equity and Comprehensive Income
Franklin Electric Co., Inc. and Consolidated Subsidiaries

(In thousands)	Common Shares Outstanding	Common Stock	Additional Capital	Retained Earnings	Loan to ESOP Trust	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income
Balance year end 2004	**22,041**	**$2,204**	**$ 52,743**	**$166,557**	**$(665)**	**$13,494**	
Net income				46,009			$46,009
Currency translation adjustment						(9,405)	(9,405)
Minimum pension liability adjustment, net of tax $2,295						(3,442)	(3,442)
Comprehensive income							$33,162
Dividends on common stock				(8,447)			
Common stock issued	795	81	14,855				
Stock-based compensation	15	1	147				
Common stock repurchased or received for stock options exercised	(366)	(37)		(13,738)			
Tax benefit of stock options exercised			6,972				
Loan payment from ESOP					233		
Balance year end 2005	**22,485**	**$2,249**	**$ 74,717**	**$190,381**	**$(432)**	**$ 647**	
Net income				56,998			$56,998
Currency translation adjustment						8,306	8,306
Minimum pension liability adjustment, net of tax $(3,278)						4,917	4,917
Comprehensive income							$70,221
SFAS 158 transition amount, net of tax $851						(1,276)	
Dividends on common stock				(9,833)			
Common stock issued	513	50	10,690				
Stock-based compensation	26	3	3,206				
Common stock repurchased or received for stock options exercised	(15)	(1)		(766)			
Tax benefit of stock options exercised			5,743				
Loan payment from ESOP					232		
Balance year end 2006	**23,009**	**$2,301**	**$ 94,356**	**$236,780**	**$(200)**	**$12,594**	
Net income				28,683			$28,683
Currency translation adjustment						12,630	12,630
Minimum pension liability adjustment, net of tax $26						(741)	(741)
Comprehensive income							$40,572
Dividends on common stock				(10,834)			
Common stock issued	245	24	5,128				
Stock-based compensation	32	3	3,762				
Common stock repurchased or received for stock options exercised	(195)	(19)		(8,305)			
Tax benefit of stock options exercised			2,182				
Loan payment from ESOP					200		
Balance year end 2007	**23,091**	**$2,309**	**$105,428**	**$246,324**	**$ —**	**$24,483**	

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements
Franklin Electric Co., Inc. and Consolidated Subsidiaries

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company—"Franklin Electric" or the "Company" shall refer to Franklin Electric Co., Inc. and its consolidated subsidiaries.

Fiscal Year—The Company's fiscal year ends on the Saturday nearest December 31. The financial statements and accompanying notes are as of and for the years ended December 29, 2007 (52 weeks), December 30, 2006 (52 weeks), and December 31, 2005 (52 weeks), and referred to as 2007, 2006, and 2005, respectively.

Principles of Consolidation—The consolidated financial statements include the accounts of Franklin Electric Co., Inc. and its subsidiaries. All inter-company balances and transactions are eliminated.

Revenue Recognition—Products are shipped utilizing common carriers direct to customers or, for consignment products, to customer specified warehouse locations. Sales are recognized when the Company's products are shipped direct or, in the case of consignment products, transferred from the customer specified warehouse location to the customer, at which time transfer of ownership and risk of loss pass to the customer. The Company records net sales revenues after discounts at the time of sale based on specific discount programs in effect, historical data, and experience.

Research and Development Expense—The Company's research and development activities are charged to expense in the period incurred. The Company incurred expenses of approximately $7.3 million in 2007, $8.1 million in 2006, and $5.6 million in 2005 on research and development.

Cash Equivalents—Cash equivalents consist of highly liquid investments which are readily convertible to cash, present insignificant risk of changes in value due to interest rate fluctuations, and have original or purchased maturities of three months or less. The Company held cash equivalents as of December 31, 2005, while none at December 30, 2006, and December 29, 2007.

Fair Value of Financial Instruments—The carrying amounts for cash and equivalents and short-term debt approximate fair value. The carrying amount of long-term debt is $150 million and $50 million and the estimated fair value is $146 million and $50 million at December 29, 2007, and December 30, 2006, respectively. In the absence of quoted prices in active markets, considerable judgment is required in developing estimates of fair value. Estimates are not necessarily indicative of the amounts the Company could realize in a current market transaction. In determining the fair value of its long term debt the Company uses estimates based on rates currently available to the Company for debt with similar terms and remaining maturities. The Company's off-balance sheet instruments consist of operating leases and an interest rate swap, which are not significant.

Accounts Receivable and Allowance for Uncollectible Accounts—Accounts receivable are stated at estimated net realizable value. Accounts receivable are comprised of balances due from customers, net of earned discounts and estimated allowances for uncollectible accounts. Earned discounts are based on specific customer agreement terms. In determining allowances, historical trends are evaluated and economic conditions and specific customer issues are reviewed to arrive at appropriate allowances. Allowance levels change as customer-specific circumstances and the other analysis areas noted above change. Differences may result in the amount for allowances if actual experience differs significantly from management estimates; such differences have not historically been material.

Inventories—Inventories are stated at the lower of cost or market. The majority of the cost of domestic and foreign inventories is determined using the first-in, first-out (FIFO) method; a portion of inventory costs are determined using the last-in, first-out (LIFO) method. Inventories stated on the LIFO method were approximately 22.2 percent and 15.7 percent of total inventories in 2007 and 2006, respectively. The Company reviews its inventories for excess or obsolete products or components. Based on an analysis of historical usage and management's evaluation of estimated future demand, market conditions and alternative uses for possible excess or obsolete parts, reserves are recorded.

Property, Plant and Equipment—Property, plant and equipment are stated at cost. Depreciation of plant and equipment is calculated on a straight line basis over the estimated useful lives of 5 to 20 years for land improvements and buildings, 5 to 10 years for machinery and equipment, and 5 years for furniture and fixtures. Maintenance, repairs, and renewals of a minor nature are expensed as incurred. Betterments and major renewals which extend the useful lives of buildings, improvements, and equipment are capitalized. Accelerated methods are used for income tax purposes. The Company reviews its property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The Company's depreciation expense was $16.5, $15.8, and $13.5 million in 2007, 2006, and 2005, respectively.

Goodwill and Other Intangible Assets—The Company performs goodwill impairment testing for its reporting units, annually in the fourth quarter or more frequently whenever events or a change in circumstances indicate that the asset may be impaired. Goodwill is then adjusted in the event of impairment. Amortization is recorded for other intangible assets with definite lives.

Derivatives and Hedging—On September 24, 2003, the Company entered into a fixed-to-variable interest rate swap to achieve a desired proportion of variable vs. fixed rate debt. The fixed-to-variable interest rate swap is accounted for as a fair value hedge, per Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," with effectiveness assessed based on changes in the fair value of the underlying debt using incremental borrowing rates currently available on loans with similar terms and maturities. The effective gain or loss on the interest rate swap and that of the underlying debt are equal and offsetting resulting in no net effect to earnings.

Warranty Obligations—Warranty terms are generally two years from date of manufacture or one year from date of installation. The general warranty liability is recorded when revenue is recognized and is based on actual historical return rates from the most recent warranty periods. In 2007, the Company began offering an extended warranty program to certain Water Systems customers, which will provide warranty coverage up to five years from the date of manufacture. Provisions for estimated expenses related to product warranty are made at the time products are sold or when specific warranty issues are identified. These estimates are established using historical information about the nature, frequency, and average cost of warranty claims, and expected customer returns. The Company actively studies trends of warranty claims and takes action to improve product quality and minimize warranty claims. The Company believes that the warranty reserve is appropriate; however, actual claims incurred could differ from the original estimates, requiring adjustments to the reserve.

Income Taxes—Income taxes are accounted for in accordance with SFAS No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities and net operating loss and credit carryforwards using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. The Company adopted FASB Interpretation No. 48 ("FIN 48") in the first quarter of 2007. This interpretation clarifies the accounting for uncertainty in income taxes recognized in accordance with SFAS No. 109 by establishing a recognition threshold and measurement attribute for recognition and measurement of a tax position taken or expected to be taken in a tax return.

Stock-Based Compensation—Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R), "Share-Based Payment," using the modified-prospective-transition method. Under that transition method, compensation cost recognized starting January 1, 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R). Results for prior periods have not been restated.

For proforma information regarding net income and earnings per share, the fair value for the options awarded prior to 2006, for all fixed stock option plans, was estimated as of the date of the grant using a Black-Scholes option valuation model. The Black-Scholes option valuation model used by the Company was developed for use in estimating the fair value of fully tradable options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility.

Earnings Per Common Share—Basic and diluted earnings per share are computed and disclosed under SFAS No. 128, "Earnings Per Share." Earnings per share are based on the weighted-average number of common shares outstanding. Diluted earnings per share is computed based upon earnings applicable to common shares divided by the weighted-average number of common shares outstanding during the period adjusted for the effect of other dilutive securities.

Translation of Foreign Currencies—All assets and liabilities of foreign subsidiaries whose functional currency is other than the U.S. dollar are translated at year end exchange rates. All revenue and expense accounts are translated at average rates in effect during the respective period. Adjustments for translating foreign currency assets and liabilities in U.S. dollars are included as a component of other comprehensive income. Transaction gains and losses that arise from exchange rate fluctuations are included in the results of operations in "Other income," as incurred.

Significant Estimates and Assumptions—The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. Significant estimates and assumptions by management affect accrued expenses, stock-based compensation, pension, goodwill impairment, long-lived assets and inventory valuation.

Although the Company regularly assesses these estimates, actual results could differ materially from these estimates. The Company bases its estimates on historical experience and various other assumptions that it believes to be reasonable under the circumstances.

2. ACCOUNTING PRONOUNCEMENTS

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements." SFAS No. 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 clarifies the definition of exchange price as the price between market participants in an orderly transaction to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The changes to current practice resulting from the application of this statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years for financial assets and liabilities such as derivatives measured at fair value under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," an irrevocable election to measure hybrid financial instruments at fair value under SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments," servicing assets and liabilities measured at fair value under SFAS No. 156, "Accounting for Servicing of Financial Assets, etc." SFAS No. 157 has been deferred until fiscal years beginning after November 15, 2008, for nonfinancial assets and liabilities such as asset retirement obligations measured at fair value at initial recognition under SFAS No. 143, "Accounting for Asset Retirement Obligations," long-lived asset groups measured at fair value under SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," liabilities for exit or disposal activities measured at fair value under SFAS No. 146, "Accounting for Costs Associated With Exit or Disposal Activities, etc." The Company is in the process of determining the impact of adopting this new accounting principle on its consolidated financial position, results of operations and cash flows.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007, with early adoption permitted provided the entity also elects to apply the provisions of SFAS No. 157. The Company is currently evaluating the impact of adopting SFAS No. 159 on its financial statements.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations"—a replacement of FASB No. 141. SFAS No. 141(R) requires (a) a company to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at fair value as of the acquisition date; and (b) an acquirer in pre-acquisition periods to expense all acquisition-related costs. SFAS No. 141(R) also requires that any adjustments to an acquired entity's deferred tax asset, valuation allowance, cash consideration, or deferred tax liability balance that occur after the measurement period be recorded as a component of income tax expense. This accounting treatment is required for business combinations consummated before the effective date of SFAS No. 141(R) (non-prospective), otherwise SFAS No. 141(R) must be applied prospectively. The presentation and disclosure requirements must be applied retrospectively to provide comparability in the financial statements. Early adoption is prohibited. SFAS No. 141(R) is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company is in the process of determining the impact of adopting this new accounting principle on its consolidated financial position, results of operations and cash flows.

In December 2007, the FASB issued SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements"—an amendment of Accounting Research Bulletin ("ARB") No. 51. SFAS No. 160 (a) amends ARB No. 51 to establish accounting and reporting standards for the non-controlling interest in a subsidiary and the deconsolidation of a subsidiary; (b) changes the way the consolidated income statement is presented; (c) establishes a single method of accounting for changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation; (d) requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated; and (e) requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent's owners and the interests of the noncontrolling owners of a subsidiary. SFAS No. 160 must be applied prospectively but to apply the presentation and disclosure requirements must be applied retrospectively to provide comparability in the financial statements. Early adoption is prohibited. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company is in the process of determining the impact of adopting this new accounting principle on its consolidated financial position, results of operations and cash flows.

3. ACQUISITIONS

During 2007, the Company acquired two pump manufacturers. In the second quarter of 2007, the Company completed the acquisition of Pump Brands (Pty) Limited, Johannesburg, South Africa ("Pump Brands") in a stock transaction. Pump Brands, through its wholly owned subsidiary Denorco (Pty) Limited, offers a broad range of pumping system products for the agricultural irrigation, residential, light commercial, industrial, and municipal markets. Locally manufactured pumps are complemented by alliances with international partners. The company's brands, Jacuzzi, Normaflo, Mono, Orbit, Rotorflo, Super D and Tsunami, are sold throughout Africa. In the third quarter of 2007, the Company acquired the pump division of Monarch Industries Limited, Winnipeg, Canada, ("Monarch") in an asset transaction. The Monarch acquisition expands both the existing pump product lines and the distribution coverage in the North American market. Proforma annual sales for the above acquisitions was not materially different than Franklin Electric's consolidated sales for 2007.

The aggregate cash purchase price for the two acquisitions was $37.0 million, including direct transaction costs and a post-closing working capital adjustment. The transaction costs and the post-closing working capital adjustment are included in the total purchase accounting calculations under the guidance of SFAS No. 141 "Business Combinations." The aggregate purchase price has been allocated to net assets acquired based on preliminary estimated fair market values. The Company will engage a third-party expert to complete an independent fair market valuation in 2008. The excess purchase price over preliminary estimated fair values of the net assets acquired, $12.2 million, has been recorded as goodwill, all of which is deductible for tax purposes. The results of operations for the acquisitions were included in the Company's consolidated statement of income, from their respective acquisition dates through the year ended December 29, 2007.

During 2006, the Company completed its acquisition of all of the outstanding shares of capital stock of Little Giant Pump Company ("Little Giant") from Tecumseh Products Company for a cash purchase price of $120.8 million, excluding direct transaction costs and subject to a final post-closing working capital adjustment. Transaction costs, approximately $2.4 million, and the final post-closing working capital adjustment, approximately $0.7 million, was included in the purchase accounting calculations under the guidance of SFAS No. 141 "Business Combinations." Accordingly, a portion of the aggregate purchase price was allocated to net assets acquired based on a fair market valuation. The excess purchase price over fair value of the net assets acquired, $47.3 million was recorded as goodwill. The $47.3 million recorded as goodwill, is deductible for tax purposes.

The purchase price assigned to each major asset and liability of Little Giant Pump Company was as follows:

(In millions)	
Assets:	
Current assets	$ 45.6
Property, plant and equipment	13.4
Intangible assets	31.2
Goodwill	47.3
Other assets	0.2
Total assets	137.7
Less liabilities	(13.8)
Total purchase price	$123.9

Little Giant's results of operations were included in the Company's consolidated statement of income, from the acquisition date through the year ended December 29, 2007.

During 2006, the Company acquired Healy Systems, Inc. ("Healy Systems") in a stock purchase transaction for a cash purchase price of $35.1 million, excluding direct transaction costs and a post-closing working capital adjustment. The purchase agreement provides for additional payments of 5 percent of certain Healy Systems product sales for the first five years following the year of acquisition. As of December 29, 2007, the total transaction costs, $0.4 million, and the post closing working capital adjustment, $2.7 million were included in the total purchase accounting calculations under the guidance of SFAS No. 141, "Business Combinations." The Company continued, from the original 2006 acquisition date, to account for additional purchase price adjustments into 2007. The purchase price was allocated to net assets based on a fair market valuation. The excess of purchase price over estimated fair value of the net assets acquired, $18.6 million, was recorded as goodwill. No portion of the $18.6 million, recorded as goodwill, will be deductible for tax purposes. The initial excess purchase price over fair value of the net assets acquired, $26.4 million originally recorded as goodwill, was adjusted to $18.6 million for the fair market values assigned to fixed assets, customer relationships, technology, other intangible assets, and a deferred tax adjustment.

The purchase price assigned to each major asset and liability of Healy Systems, Inc. was as follows:

(In millions)	
Assets:	
Current assets	$ 9.0
Property, plant and equipment	2.3
Intangible assets	19.6
Goodwill	18.6
Total assets	49.5
Less liabilities:	
Current liabilities	(4.1)
Deferred income taxes	(7.2)
Total purchase price	$38.2

Healy Systems results of operations were included in the Company's consolidated statement of income, from the acquisition date through the year ended December 29, 2007.

Proforma Results of Operations

The following unaudited proforma statements give effect to the acquisition of Little Giant Pump Company and Healy Systems, by the Company. The unaudited proforma combined condensed statements of income for 2006 and 2005 give effect to the acquisition of Little Giant Pump Company and Healy Systems as if the acquisitions had occurred at the beginning of the periods reported. These unaudited proforma combined condensed financial statements are prepared for informational purposes only and are not necessarily indicative of actual results or financial position that would have been achieved had the acquisitions of Little Giant and Healy Systems been consummated on the dates indicated and are not necessarily indicative of future operating results or financial position of the consolidated companies. The unaudited proforma combined condensed financial statements do not give effect to any cost savings or incremental costs that may result from the integration of Little Giant Pump Company and Healy Systems with the Company.

FRANKLIN ELECTRIC CO., INC.
PROFORMA CONDENSED CONSOLIDATED
STATEMENTS OF INCOME

(In millions, except per share amounts)	2006	2005
Net sales	$615.7	$529.6
Net income	$ 59.3	$ 52.8
Per share data:		
Basic earnings per share	$ 2.60	$ 2.38
Diluted earnings per share	$ 2.55	$ 2.28

4. DISCONTINUED OPERATIONS

During December 2006, the Company sold its Engineered Motor Products Division ("EMPD") for an approximate $16.6 million selling price. Representing less than 10 percent of the Company's consolidated sales, the Company no longer considered EMPD to be a part of its core operations. Thus future growth potential would be limited. This transaction was recognized in accordance to the guidance within SFAS No. 144 "Accounting for the Impairment and/or Disposal of Long-Lived Assets."

The selling price included an initial sales price of $16.0 million and a final working capital adjustment of $0.6 million. Net book value of the disposed assets was $11.9 million, including $14.5 million in total assets offset by $2.5 million in assumed liabilities. The Company realized a net book gain of $4.7 million in 2006. Divestiture expenses, incurred by the Company, of $0.8 million and $4.6 million for a one-time pension cost adjustment were recognized, offsetting the $4.7 million gain, resulting in a net pre-tax loss of $0.8 million for 2006. The net pre-tax loss is included in the statement of income for 2006, as part of discontinued operations.

Net sales from discontinued operations, were $36.8 million and $36.1 million, for 2006 and 2005, respectively. The income before tax, related to discontinued operations, was $0.4 million and $0.3 million, for 2006 and 2005, respectively.

5. INVESTMENTS—SECURITIES

As of December 29, 2007 and December 30, 2006, the Company held no current investments in equity securities. During 2007 and 2006, the Company held investments consisting of auction rate municipal bonds classified as available-for-sale securities. Investments in these securities were recorded at cost, which approximates fair market value due to the variable interest rates, which typically reset every 7 to 35 days. All income generated from these current investments was recorded as "Other income" in the statements of income. Cash paid for these securities and proceeds from the sale of these securities were included in the "Cash flows from investing activities" section of the cash flows statements.

6. EQUITY INVESTMENTS

The Company holds a 35 percent equity interest in Pioneer Pump, Inc., which is accounted for using the equity method and included in "Other assets" on the face of the balance sheet. The carrying amount of the investment is adjusted for the Company's proportionate share of earnings, losses, and dividends. The carrying value of the investment was $6.9 million as of December 29, 2007, and $6.1 million at year end December 30, 2006. The Company's proportionate share of Pioneer Pump, Inc. earnings, included in "Other income" in the Company's statements of income, was $0.8 million and $0.7 million, for 2007 and 2006, respectively.

7. GOODWILL AND OTHER INTANGIBLE ASSETS

The Company uses the purchase method of accounting for business combinations, in accordance with SFAS Nos. 141 and 142, "Business Combinations" and "Goodwill and Other Intangible Assets," respectively. During the fourth quarter of each year, the Company performs its annual impairment testing required by SFAS No. 142, unless events or circumstances indicate earlier impairment testing is required. No impairment loss was recognized for 2007, 2006, or 2005.

The carrying amounts of the Company's intangible assets are as follows:

(In millions)	2007		2006	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangibles:				
Patents	$ 6.3	$ (3.3)	$ 6.3	$(2.8)
Supply agreements	7.2	(5.0)	7.2	(4.3)
Technology	6.1	(0.8)	3.8	(0.3)
Customer relationships	48.3	(2.8)	26.8	(0.8)
Other	2.1	(2.0)	1.7	(1.6)
Total amortized intangibles	70.0	(13.9)	45.8	(9.8)
Unamortized intangibles:				
Trade names	10.9	—	9.3	—
Total intangibles	$80.9	$(13.9)	$55.1	$(9.8)

The weighted average of the years over which each intangible class is amortized is as follows:

Class	Years
Patents	17
Supply Agreements	6
Technology	15
Customer Relationships	17–20
Other	8

Amortization expense related to intangible assets for the years ended December 29, 2007, December 30, 2006, and December 31, 2005, was $3.8, $2.2, and $1.4 million, respectively. Amortization expense for each of the five succeeding years is projected as $3.9 million, $3.8 million, $3.7 million, $3.6 million and $3.4 million for fiscal 2008, 2009, 2010, 2011, and 2012, respectively.

The change in the carrying amount of goodwill by reporting segment for 2007 and 2006 was as follows:

(In millions)	2007		
	Water	Fueling	Total
Balance as of December 30, 2006	$78.7	$54.8	$133.5
Acquired	12.2	0.0	12.2
Purchase Accounting Adjustments	0.0	(7.7)	(7.7)
Foreign currency translation	2.0	0.0	2.0
Balance as of December 29, 2007	$92.9	$47.1	$140.0

(In millions)	2006		
	Water	Fueling	Total
Balance as of December 31, 2005	$29.7	$28.3	$ 58.0
Acquired	47.2	26.4	73.6
Purchase Accounting Adjustments	0.0	0.1	0.1
Foreign currency translation	1.8	0.0	1.8
Balance as of December 30, 2006	$78.7	$54.8	$133.5

The 2007 acquired goodwill in the Water Systems segment was related to the Company's acquisitions of Pump Brands (Pty) Limited, and the pump division of Monarch Industries Limited. The 2006 acquired goodwill in the Water Systems segment was related to the Company's acquisition of Little Giant Pump Company. The 2006 acquired goodwill in the Fueling Systems segment was related to the Company's acquisition of Healy Systems, Inc.

8. EMPLOYEE BENEFIT PLANS

Defined Benefit Plans—As of December 29, 2007, the Company maintains three domestic pension plans and one German pension plan. The Company uses a December 31 measurement date for these plans.

The following table sets forth aggregated information related to the Company's pension benefits and other post-retirement benefits, including changes in the benefit obligations, changes in plan assets, funded status, amounts recognized in the Balance Sheet, amounts recognized in Other Accumulated Comprehensive Income, and actuarial assumptions:

(In millions)	Pension Benefits		Other Benefits	
	2007	2006	2007	2006
Accumulated benefit obligation, end of year	$139.1	$150.0	$ 12.1	$ 13.0
Change in benefit obligation:				
Projected benefit obligation, beginning of year	$152.7	$149.0	$ 13.0	$ 14.3
Service cost	4.1	4.7	0.2	0.3
Interest cost	8.5	8.1	0.7	0.8
Plan amendments	0.1	—	—	—
Actuarial loss	(6.8)	(2.7)	(0.6)	(0.1)
Settlements paid	(0.5)	(0.2)	—	—
Benefits paid	(15.5)	(9.2)	(1.2)	(1.3)
Liability (gain)/loss due to curtailment*	—	0.5	—	(1.2)
Special termination benefits*	—	1.4	—	0.2
Foreign current exchange	1.2	1.2	—	—
Projected benefit obligation, end of year	$143.8	$152.8	$ 12.1	$ 13.0
Change in plan assets:				
Fair value of assets, beginning of year	$144.3	$131.7	$ —	$ —
Actual return on plan assets	1.2	19.9	—	—
Company contributions	1.3	1.7	1.2	1.3
Settlements paid	(0.3)	(0.2)	—	—
Benefits paid	(15.5)	(9.2)	(1.2)	(1.3)
Exchange	0.5	0.4	—	—
Plan assets, end of the year	131.5	144.3	—	—
Funded status of the plan	(12.3)	(8.5)	(12.1)	(13.0)
Contributions between measurement date and FYE	—	—	—	—
Net liability, end of year	$(12.3)	$ (8.5)	$(12.1)	$(13.0)
Amounts recognized in balance sheet:				
Noncurrent assets	$3.3	$6.0	—	—
Current liabilities	(1.9)	(0.3)	(1.1)	(1.2)
Noncurrent liabilities	(13.7)	(14.2)	(11.0)	(11.8)
Net pension liability, end of year	$(12.3)	$ (8.5)	$(12.1)	$(13.0)
Amount recognized in accumulated other comprehensive income:				
Net transition obligation	—	—	0.9	1.1
Prior service cost	0.9	1.5	0.6	0.6
Net actuarial (gain)/loss	0.6	(1.5)	—	0.4
Total recognized in other comprehensive income	$ 1.5	$ —	$ 1.5	$ 2.1

* These items are related to the 2006 divestiture of the Engineered Motor Products Division.

The following table sets forth Other Changes in Plan Assets and Benefit Obligation Recognized in Other Comprehensive Income for 2007:

(In millions)	Pension Benefits	Other Benefits
	2007	2007
Net actuarial (gain)/loss	$ 2.6	$(0.6)
Prior service cost	0.1	—
Amortization of:		
Net actuarial loss	0.2	—
Prior service credit	(1.2)	(0.1)
Transition asset	—	(0.3)
Deferred tax asset	(0.4)	0.4
Total recognized in other comprehensive income	$ 1.3	$(0.6)
Total recognized in net periodic benefit cost and other comprehensive income	$ 4.1	$ 0.7

Actuarial assumptions used to determine benefit obligations:

	Pension Benefits		Other Benefits	
	2007	2006	2007	2006
Discount rate	6.40%	5.85%	6.40%	5.85%
Rate of increase in future compensation	3–8.00% (Graded)	3–8.00% (Graded)	3–8.00% (Graded)	3–8.00% (Graded)

Actuarial assumptions used to determine periodic benefit cost:

	Pension Benefits		Other Benefits	
	2007	2006	2007	2006
Discount rate	5.85%	5.65%	5.85%	5.65%
Rate of increase in future compensation	3–8.00% (Graded)	3–8.00% (Graded)	3–8.00% (Graded)	3–8.00% (Graded)
Expected long-term rate of return on plan assets	8.50%	8.50%	—	—

The accumulated benefit obligation for the Company's qualified defined benefit pension plans was $124.2 million and $135.1 million at December 31, 2007, and December 31, 2006.

The following table sets forth the aggregated net periodic benefit cost for 2007, 2006, and 2005:

(In millions)	Pension Benefits			Other Benefits		
	2007	2006	2005	2007	2006	2005
Service cost	$ 4.1	$ 4.7	$ 3.9	$0.2	$0.3	$0.4
Interest cost	8.5	8.1	7.7	0.7	0.8	0.8
Expected return on assets	(10.7)	(10.5)	(10.3)	—	—	—
Amortization of transition obligation	—	—	—	0.3	0.5	0.5
Prior service cost	1.2	1.4	1.7	0.1	0.2	0.2
Loss	0.3	0.3	0.2	—	0.1	0.1
Net periodic benefit cost	$ 3.4	$ 4.0	$ 3.2	$1.3	$1.9	$2.0
Curtailment expense*	(0.8)	1.1	—	—	1.9	—
Special termination benefits*	—	1.4	—	—	0.2	—
Settlement cost	0.2	0.3	0.3	—	—	—
Total net periodic benefit cost	$ 2.8	$ 6.8	$ 3.5	$1.3	$4.0	$2.0

*In 2006, these items relate to the divestiture of the Engineered Motor Products Division. In 2007, there was additional divestiture curtailment and other expense.

The estimated net actuarial (gain)/loss, prior service cost/(credit), and transition (asset)/obligation that will be amortized from accumulated other comprehensive income into net periodic benefit cost during the 2008 fiscal year are $0.0, $0.6 and $0.0, respectively, for the pension plans and $0.0, $0.1 and $0.3 respectively, for all other benefits.

The Company consults with actuaries, asset allocation consultants and investment advisors to determine the expected long-term rate of return on plan assets. Plan assets are invested in a diversified portfolio of equity and fixed-income securities in order to maximize the long-term return for a prudent level of risk. Furthermore, equity investments are diversified across domestic and international growth, value, small and large capitalizations. Investment risk is measured and monitored on an ongoing basis through investment portfolio reviews, annual liability measurements, and periodic asset/liability studies. Risk tolerance is established through careful consideration of plan liabilities, plan funded status, plan liquidity needs and corporate financial condition. Based on these analyses, the Company has assumed the expected long-term rate of return on plan assets will be 8.5 percent. A 25 basis point change to the long-term rate of return assumption would result in approximately a $0.3 million change in pension expense. The qualified plans asset allocations at December 31, 2007, and 2006, by asset category are as follows:

	Plan Assets at December 31	
	2007	2006
Equity Securities	70%	74%
Fixed Income Securities	30%	26%
Total	100%	100%

Equity securities include Company stock of $12.2 million (10 percent of total plan assets) and $18.9 million (13 percent of total plan assets) at December 31, 2007 and 2006, respectively.

The Company's German pension plan is partially funded with insurance contracts up to maximums established by German tax legislation. Benefits above the statutory maximums are recorded in the Company's balance sheet.

One of the Company's four pension plans covers certain management employees. The Company does not fund this plan, and its assets were zero in 2007 and 2006. The plan's projected benefit obligation and accumulated benefit obligation were $6.2 million and $5.9 million, respectively, at December 31, 2007, and $5.6 million and $4.4 million, respectively, at December 31, 2006.

The Company estimates total contributions to the plans of $3.5 million in 2008.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

(In millions)	Pension Benefits	Other Benefits
2008	11.0	1.2
2009	9.7	1.2
2010	10.1	1.2
2011	10.2	1.1
2012	10.6	1.1
Years 2013 through 2017	63.8	4.8

The Company's other post-retirement benefit plans provide health and life insurance benefits to domestic employees hired prior to 1992. The Company effectively capped its cost for those benefits through plan amendments made in 1992, freezing Company contributions for insurance benefits at 1991 levels for current and future beneficiaries with actuarially reduced benefits for employees who retire before age 65.

Defined Contribution Plans—The Company maintains a 401(k) Plan and an Employee Stock Ownership Plan (ESOP).

The Company's cash contributions are made to the Company stock fund of the 401(k) and ESOP Trusts and allocated to participants' accounts.

The following table sets forth Company contributions to the ESOP and 401(k) Plans.

(In millions)	2007	2006	2005
Company contributions to the plan	$1.8	$1.1	$0.6

9. ACCRUED LIABILITIES

Accrued liabilities consist of:

(In millions)	2007	2006
Salaries, wages, and commissions	$15.9	$14.6
Product warranty costs	9.7	10.0
Insurance	5.8	6.3
Employee benefits	5.8	4.0
Other	8.9	5.3
	$46.1	$40.2

10. INCOME TAXES

Income before income taxes consisted of:

(In millions)	2007	2006	2005
Domestic	$18.8	$70.9	$54.9
Foreign	25.3	16.5	15.9
Continuing operations	44.1	87.4	70.8
Discontinued operations	0.0	0.4	0.3
	$44.1	$87.8	$71.1

The income tax provision consisted of:

(In millions)	2007	2006	2005
Current payable:			
Federal	$ 4.7	$28.6	$15.8
Foreign	9.0	7.0	6.6
State	0.7	5.0	2.3
Deferred:			
Federal	0.7	(7.1)	0.6
Foreign	(0.2)	(0.7)	(0.8)
State	0.5	(2.1)	0.5
Continuing operations	15.4	30.7	25.0
Discontinued operations	0.0	0.1	0.1
	$15.4	$30.8	$25.1

Significant components of the Company's deferred tax assets and liabilities were as follows:

(In millions)	2007	2006
Deferred tax assets:		
Accrued expenses and reserves	$10.4	$ 9.9
Compensation and employee benefits	13.7	12.8
Other items	5.6	4.8
Total deferred tax assets	29.7	27.5
Deferred tax liabilities:		
Accelerated depreciation on fixed assets	8.4	8.6
Amortization of intangibles	14.7	5.9
Other items	1.2	1.4
Total deferred tax liabilities	24.3	15.9
Net deferred tax assets	$ 5.4	$11.6

The portions of current and non-current deferred tax assets and liabilities were as follows:

(In millions)	2007		2006	
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
Current	$17.5	$ 0.4	$15.3	$ 0.4
Non-current	12.2	23.9	12.2	15.5
	$29.7	$24.3	$27.5	$15.9

The differences between the statutory and effective tax rates were as follows:

(Percentage)	2007	2006	2005
U.S. federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	2.2	2.1	2.5
Extraterritorial income exclusion	0.0	(0.6)	(1.0)
R&D tax credits	(1.2)	(0.7)	(0.5)
Other items	(1.0)	(0.7)	(0.7)
Effective tax rate	35.0%	35.1%	35.3%

11. ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

The Company adopted the provisions of FIN 48 in the first quarter of 2007. The implementation of FIN 48 did not have a significant impact on the Company's financial position or results of operations.

A reconciliation of the beginning and ending amount of unrecognized tax benefits for 2007 (excluding interest and penalties) is as follows:

(In millions)	2007
Beginning balance	$ 1.9
Additions based on tax positions related to the current year	0.1
Additions for tax positions of prior years	0.1
Reductions for tax positions of prior years	(0.1)
Settlements	—
Ending balance	$ 2.0

If recognized, the effective tax rate would be affected by the net unrecognized tax benefits of $1.4 million. These amounts are primarily associated with domestic state tax issues, such as nexus and allocation of income among various state tax jurisdictions.

The Company recognizes interest and penalties related to unrecognized tax benefits in income tax expense. The Company has accrued approximately $0.2 million for interest and penalties as of December 29, 2007. Interest and penalties recorded during 2007 were not considered significant.

The Company is subject to periodic audits by domestic and foreign tax authorities. Currently, the Company is undergoing routine periodic audits in both domestic and foreign tax jurisdictions. It is reasonably possible that the amounts of unrecognized tax benefits could change in the next twelve months as a result of the audits. Based on the current audits in process, the payment of taxes as a result of audit settlements could be from $0.1 to $0.2 million.

For the majority of tax jurisdictions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2004.

12. DEBT

On December 14, 2006, the Company entered into an amended and restated unsecured, 60-month $120.0 million revolving credit agreement (the "Agreement"). The Agreement provides for various borrowing rate options including interest rates based on the London Interbank Offered Rates ("LIBOR") plus interest spreads keyed to the Company's ratio of debt to earnings before interest, taxes, depreciation, and amortization ("EBITDA"). The Agreement contains certain financial covenants with respect to borrowings, interest coverage, loans or advances and investments, and the Company was in compliance with the covenants as of December 29, 2007 and December 30, 2006. The Company had no outstanding borrowings under the Agreement at December 29, 2007, and $50.0 million at December 30, 2006.

On April 9, 2007, the Company entered into the Amended and Restated Note Purchase and Private Shelf Agreement (the "Prudential Agreement") in the amount of $175.0 million. Under the Prudential Agreement, the Company issued notes in an aggregate principal amount of $110.0 million on April 30, 2007 (the "B-1 Notes") and $40.0 million on September 7, 2007 (the "B-2 Notes"). The B-1 and B-2 Notes bear a coupon of 5.79 percent and have an average life of ten years with a final maturity in 2019. Principal installments of $30.0 million are payable commencing on April 30, 2015, and continuing to and including April 30, 2019, with any unpaid balance due at maturity. The Prudential Agreement contains certain financial covenants with respect to borrowings, interest coverage, loans or advances and investments, and the Company was in compliance with the covenants as of December 29, 2007, and December 30, 2006.

The Company also has certain overdraft facilities at its foreign subsidiaries, of which none were outstanding at December 29, 2007, or December 30, 2006.

Long-term debt consisted of:

(In millions)	2007	2006
Prudential Agreement—5.79 percent	$150.0	$ 0.0
Prudential Agreement—6.31 percent, principal of $10.0 million due in November 2008 ($3.1 denominated in JPY at 12/29/07)	10.0	11.3
Capital Leases	0.9	1.1
Other	0.8	0.0
Agreement—the average interest rate for 2007 was 5.6 percent based on the London Interbank Offered Rates ("LIBOR") plus an interest spread	0.0	50.0
	161.7	62.4
Less Current Maturities	(10.4)	(11.3)
Long-term debt:	$151.3	$ 51.1

The following debt payments are expected to be paid:

(In millions)	Total	2008	2009	2010	2011	2012	>5 Years
Debt	$160.8	$10.0	$0.0	$0.0	$0.0	$0.0	$150.8
Capital Leases	$ 0.9	$ 0.4	$0.5	$0.0	$0.0	$0.0	$ 0.0
	$161.7	$10.4	$0.5	$0.0	$0.0	$0.0	$150.8

13. INTEREST RATE RISK

On September 24, 2003, the Company entered into a fixed-to-variable interest rate swap to achieve a desired proportion of variable vs. fixed rate debt. The fixed-to-variable interest rate swap is accounted for as a fair value hedge, per SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," with effectiveness assessed based on changes in the fair value of the underlying debt using incremental borrowing rates currently available on loans with similar terms and maturities. The effective gain or loss on the interest rate swap and that of the underlying debt are equal and offsetting resulting in no net effect to earnings. The fair value of this hedge instrument was zero at December 30, 2007, and ($0.3) million at December 30, 2006.

The swap contract has a notional amount of $10 million and matures on November 10, 2008. Per the terms of the swap contract the Company receives interest at a fixed rate of 6.3 percent and pays interest at a variable rate based on the three month LIBOR rate plus a spread. The average variable rate paid by the Company in 2007 was 7.9 percent. The differential in interest rates on the swap is recognized as an adjustment of interest expense over the term of the agreement.

14. SHAREOWNERS' EQUITY

The Company had 23,091,325 shares of common stock (65,000,000 shares authorized, $.10 par value) outstanding at the end of 2007.

During 2007, 2006, and 2005, pursuant to a stock repurchase program authorized by the Company's Board of Directors, the Company repurchased a total of 187,600 shares for $8.1 million, 5,000 shares for $0.2 million, and 366,308 shares for $13.8 million, respectively. All repurchased shares were retired.

During 2007, under terms of a Company stock option plan, participants delivered 3,843 shares for $0.2 million of Company common stock as consideration for stock issued upon the exercise of stock options. Also in 2007, the Company retired 2,901 shares that had been previously granted as stock awards to executive officers, but were forfeited upon their retirement. As well, the Company retired 288 shares that were received by the two retiring executive officers as payment for taxes owed upon the release of their restricted awards. During 2006, participants delivered 9,619 shares for $0.6 million. There were no such transactions in 2005. All of the shares received were from officers of the Company.

In 2007, 2006, and 2005, the Company recorded $2.2 million, $5.7 million, and $7.0 million, respectively, as a reduction in tax liability and an increase to shareowners' equity as a result of stock option exercises.

Accumulated other comprehensive income (loss), consisting of the currency translation adjustment and the pension liability adjustment, was $27.1 million and $(3.0) million, respectively, at December 29, 2007, and $14.5 million and $(2.1) million, respectively, at December 30, 2006.

15. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

(In millions, except per share amounts)	2007	2006	2005
Numerator:			
Income from continuing operations	$28.7	$56.8	$45.8
Income from discontinued operations	0.0	0.2	0.2
Net income	$28.7	$57.0	$46.0
Denominator:			
Basic			
Weighted-average common shares	23.1	22.8	22.2
Diluted			
Effect of dilutive securities:			
Employee and director incentive stock options and awards	0.4	0.5	1.0
Adjusted weighted-average common shares	23.5	23.3	23.2
Basic earnings per share			
Basic from continuing operations	$ 1.24	$ 2.49	$ 2.06
Basic from discontinuing operations	0.00	0.01	0.01
Total basic earnings per share	$ 1.24	$ 2.50	$ 2.07
Diluted earnings per share			
Diluted from continuing operations	$ 1.22	$ 2.43	$ 1.97
Diluted from discontinuing operations	0.00	0.01	0.01
Total diluted earnings per share	$ 1.22	$ 2.44	$ 1.98
Anti-dilutive stock options excluded	0.3	0.3	0.2
Anti-dilutive stock options price range—low	$40.93	$36.97	$36.97
Anti-dilutive stock options price range—high	$48.87	$45.90	$44.51

16. STOCK-BASED COMPENSATION

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R), "Share-Based Payment," using the modified-prospective-transition method. Under that transition method, compensation cost recognized in 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R). The total stock-based compensation recognized in 2007 and 2006 was $3.8 million and $3.2 million, respectively. Results for prior periods have not been restated.

Prior to the adoption of SFAS No. 123(R), the Company presented all tax benefits of deductions resulting from the exercise of stock options as operating cash flows in the Statement of Cash Flows. SFAS No. 123(R) requires the cash flows resulting from the tax benefits resulting from tax deductions in excess of the compensation cost recognized for those options (excess tax benefits) to be classified as financing cash flows. The excess tax benefit classified as a financing cash inflow in 2007 and 2006, $2.2 million and $5.7 million, respectively, would have been classified as operating cash inflow if the Company had not adopted SFAS No. 123(R), and is included in "Income taxes" in the Company's statement of financial position.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to options granted under the Company's stock option plans in all periods presented. For purposes of this proforma disclosure, the value of the options is estimated using a Black-Scholes option-pricing formula and amortized to expense over the options' vesting periods.

(In millions, except per share amounts)	2005
Reported net income	$46.0
Add: Total fair value computed stock-based compensation, net of tax*	0.1
Deduct: Total fair value computed stock-based compensation, net of tax*	(1.6)
Proforma net income	$44.5
Earnings per share:	
Basic — as reported	$2.07
Basic — proforma	$2.00
Diluted — as reported	$1.98
Diluted — proforma	$1.92
Assumptions used for the Black-Scholes Model	
Risk-free interest rate	3.75%
Dividend yield	0.77%
Volatility factor	0.194
Weighted average expected term	5.3 years

*Includes expense related to restricted stock reported in net income.

The Company has authorized the grant of options to purchase common stock and award shares of common stock of the Company to employees and non-employee directors of the Company and its subsidiaries under two stock plans. The plans and the original number of authorized shares available for grants are as follows:

	Authorized Shares
Franklin Electric Co., Inc. Stock Option Plan	3,600,000
Franklin Electric Co., Inc. Stock Plan—options	1,150,000
Franklin Electric Co., Inc. Stock Plan—stock awards	150,000

During 2005, all remaining authorized shares available for grant under the Franklin Electric Co., Inc. Stock Option Plan were awarded. On April 29, 2005, the Franklin Electric Co., Inc. Stock Plan (the "Stock Plan") was approved by the Company's shareholders. Under the Stock Plan, employees and non-employee directors may be granted stock options or stock awards. The Company currently issues new shares from its common stock outstanding balance to satisfy share option exercises and stock awards.

Stock Options:

Under each of the above plans, the exercise price of each option equals the market price of the Company's common stock on the date of grant and the options expire ten years after the date of the grant. Generally, options granted to nonemployee directors vest 33 percent a year and become fully vested and exercisable after three years. Options granted to employees vest at 20 or 25 percent a year and become fully vested and exercisable after five years or four years, respectively. Subject to the terms of the plans, in general, the aggregate option price and any applicable tax withholdings may be satisfied in cash or its equivalent, or by the plan participant's delivery of shares of the Company's common stock owned more than six months, having a fair market value at the time of exercise equal to the aggregate option price and/or the applicable tax withholdings.

The fair value of each option award, both before and after the adoption of SFAS No. 123(R), is estimated on the date of grant using the Black-Scholes option valuation model with a single approach and amortized using a straight-line attribution method over the option's vesting period. Options granted to retirement eligible employees were immediately expensed. In 2005, this amount was disclosed in the proforma exhibit while in 2006 and 2007 it is recognized as an expense. The Company uses historical data to estimate the expected volatility of its stock; the weighted average expected life, the period of time options granted are expected to be outstanding; and its dividend yield. The risk-free rates for periods within the contractual life of the option are based on the U.S. Treasury yield curve in effect at the time of the grant.

The assumptions used for the Black-Scholes model to determine the fair value of options granted during 2007 and 2006 is as follows:

	2007	2006
Risk-free interest rate	4.74–4.78%	4.54%
Dividend yield	0.65–0.67%	0.70–0.74%
Weighted-average dividend yield	0.653%	0.707%
Volatility factor	0.3529–0.3701	0.3553–0.3768
Weighted-average volatility	0.3554	0.359
Expected term	5.3–6.2 years	4–5 years
Forfeiture rate	4.18%	5.44%

A summary of the Company's stock option plans activity and related information is as follows:

(Shares in thousands)

Stock Options	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value (000s)
Outstanding at beginning of 2005	2,401	$20.61		
Granted	183	40.93		
Exercised	(777)	18.39		
Forfeited	(14)	27.52		
Outstanding at beginning of 2006	1,793	$23.60		
Granted	125	45.90		
Exercised	(509)	20.69		
Forfeited	(11)	25.22		
Outstanding at beginning of 2007	1,398	$26.65		
Granted	131	48.87		
Exercised	(245)	21.05		
Forfeited	(32)	29.38		
Outstanding at end of period	1,252	$29.99	5.49	$13,609
Expected to vest after applying forfeiture rate	1,216	$29.69	5.43	$13,475
Vested and exercisable at end of period	836	$25.01	4.52	$12,014

	2007	2006	2005
Weighted average grant-date fair value of options	$19.75	$16.43	$9.60
(In millions)			
Intrinsic value of options exercised	$6.3	$2.7	$4.3
Cash received from the exercise of options	5.0	10.1	14.3
Fair value of shares vested	2.7	2.7	3.1
Tax benefit	2.2	5.7	7.0

There were no options granted during the fourth quarter of 2007 and 2006. The total intrinsic value of options exercised during the fourth quarter of 2007 and 2006 was $1.8 million and $0.2 million, respectively. There were no share-based liabilities paid during the 2007 and 2006 fiscal years.

The Company is authorized to repurchase up to 2.1 million shares under an authorization approved by its Board of Directors. Share repurchases will be considered on an opportunistic basis and could therefore range between zero and 2.1 million shares in 2008. As a result of the Company's policy of issuing shares upon share option exercises the Company attempts to repurchase at a minimum the number of shares issued in a given year.

A summary of the Company's nonvested shares activity and related information, for fiscal year ended December 29, 2007, and December 30, 2006 follows:

2007

(Shares in thousands)

Nonvested Shares	Shares	Weighted-Average Exercise Price
Nonvested at beginning of period	556	$33.95
Granted	131	48.87
Vested	(245)	31.89
Forfeited	(26)	31.66
Nonvested at end of period	416	$39.99

2006

(Shares in thousands)

Nonvested Shares	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at beginning of period	736	$ 7.03
Granted	125	16.43
Vested	(294)	6.50
Forfeited	(11)	5.84
Nonvested at end of period	556	$ 9.47

As of December 29, 2007 there was $3.1 million of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plans. That cost is expected to be recognized over a weighted-average period of 1.6 years.

Stock Awards:

Under the Stock Plan, nonemployee directors and employees may be granted stock awards or grants of restricted shares of the Company's common stock, vesting subject to the employees' performance of certain goals. The Stock Plan is an amendment and restatement of the Franklin Electric Co., Inc. Key Employee Performance Incentive Stock Plan (the "Incentive Plan"), established in 2000. Prior to April 29, 2005, 16,300 shares had been awarded under the Incentive Plan and an additional 150,000 shares were authorized for stock awards under the Stock Plan.

The stock awards are granted at the market value on the date of grant and the stock awards cliff vest over either 4 or 5 years and the attainment of certain performance goals. Dividends are paid to the recipient prior to vesting. Stock awards granted to retirement eligible employees were immediately expensed in 2006 and 2007.

A summary of the Company's restricted stock award activity and related information, for the fiscal year ended December 29, 2007, and December 30, 2006 follows:

2007

(Shares in thousands)

Nonvested Shares	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at beginning of period	40	$43.39
Awarded	32	47.40
Vested	(8)	43.77
Forfeited	(3)	47.44
Nonvested at end of period	61	$45.24

2006

(Shares in thousands)

Nonvested Shares	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at beginning of period	21	$40.82
Awarded	26	49.25
Vested	(6)	58.33
Forfeited	(1)	40.72
Nonvested at end of period	40	$43.39

As of December 29, 2007 there was $1.5 million of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 2.4 years.

17. SEGMENT AND GEOGRAPHIC INFORMATION

Segments

Based on the management approach established by SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information," the Company's business consists of the following operating segments, based on the principal end market served; Water Systems and Fueling Systems. The Company aggregated the segment information in prior year reports. The annual report for 2007 includes disaggregated information by segment due to growth from acquisitions and other operational changes which have diversified the operating segments during 2007. The Company includes unallocated corporate expenses and inter-company eliminations in an "Other" segment that together with Water and Fueling represent the Company.

The Water Systems segment designs, manufactures and sells motors, pumps, electronic controls and related parts and equipment primarily for use in submersible water and other fluid system applications. The Fueling Systems segment designs, manufactures and sells pumps, electronic controls and related parts and equipment primarily for use in submersible fueling system applications. The Fueling Systems segment integrates and sells motors and electronic controls produced by the Water Systems segment.

The accounting policies of our operating segments are the same as those described in the summary of significant accounting policies. Performance is evaluated based on the sales and operating income of the segments and a variety of ratios to measure performance. These results are not necessarily indicative of the results of operations that would have occurred had each segment been an independent, stand-alone entity during the periods presented.

Financial information by reportable business segment is included in the following summary:

(In millions)	2007	2006	2005	2007	2006	2005
	Net sales to external customers			Operating income (loss)		
Water Systems	$466.8	$465.6	$340.2	$ 56.7	$104.4	$ 87.0
Fueling Systems	$135.2	$ 92.3	$ 63.2	$ 24.6	$ 15.0	$ 7.3
Other	$ 0.0	$ 0.0	$ 0.0	$(32.1)	$ (30.3)	$(24.2)
Consolidated	$602.0	$557.9	$403.4	$ 49.2	$ 89.1	$ 70.1
	Total assets			Depreciation		
Water Systems	$398.6	$309.2		$ 14.6	$ 12.8	$ 11.2
Fueling Systems	$203.1	$182.6		$ 0.8	$ 0.7	$ 0.4
Other	$ 60.5	$ 35.1		$ 1.1	$ 1.1	$ 0.7
Consolidated	$662.2	$526.9		$ 16.5	$ 14.6	$ 12.3
	Amortization			Capital Expenditures		
Water Systems	$ 1.8	$ 1.2	$ 0.7	$ 23.6	$ 20.1	$ 15.1
Fueling Systems	$ 2.0	$ 1.0	$ 0.7	$ 3.9	$ 0.9	$ 1.0
Other	$ 0.0	$ 0.0	$ 0.0	$ 1.3	$ 2.2	$ 1.7
Consolidated	$ 3.8	$ 2.2	$ 1.4	$ 28.8	$ 23.2	$ 17.8

Cash is the major asset group in "Other" of total assets.

Total Company Geographic Information

(In millions)	Net Sales			Long-lived assets		
	2007	2006	2005	2007	2006	2005
United States	$337.1	$364.7	$240.9	$249.5	$241.8	$116.5
Foreign	264.9	193.2	162.5	103.3	66.1	60.2
Total	$602.0	$557.9	$403.4	$352.8	$307.9	$176.7

In 2007, no single customer accounted for more than 10 percent of the Company's consolidated sales. ITT Industries, Inc., and its various subsidiaries and affiliates, accounted for 11 percent and 16 percent of the Company's consolidated sales in 2006 and 2005, respectively. Pentair Corporation and its various subsidiaries and affiliates, accounted for 12 percent and 14 percent of the Company's consolidated sales in 2006 and 2005, respectively. ITT Industries and Pentair Corporation are customers in the Water Systems segment.

18. CONTINGENCIES AND COMMITMENTS

The Company is defending various claims and legal actions, including environmental matters, which have arisen in the ordinary course of business. In the opinion of management, based on current knowledge of the facts and after discussion with counsel, these claims and legal actions can be successfully defended or resolved without a material adverse effect on the Company's financial position, results of operations, and net cash flows.

Total rent expense charged to operations for operating leases including contingent rentals was $7.9 million, $5.8 million, and $4.3 million for 2007, 2006 and 2005, respectively.

The future minimum rental payments for non-cancelable operating leases as of December 29, 2007, are as follows: 2008, $7.2 million; 2009, $4.4 million; 2010, $2.7 million; 2011, $1.5 million; and 2012, $1.0 million. Rental commitments subsequent to 2012 are not significant by year, but aggregated are $6.2 million in total.

At December 29, 2007, the Company had $1.6 million of commitments primarily for the purchase of machinery and equipment, and building expansions.

Below is a table that shows the activity in the warranty accrual accounts:

(In millions)	2007	2006
Beginning balance	$10.0	$ 7.0
Accruals related to product warranties	6.3	7.9
Additions related to acquisitions	0.7	2.8
Reductions for payments made	(7.3)	(7.7)
Ending balance	$ 9.7	$10.0

19. RESTRUCTURING

During 2007, the Company continued to execute Phase 2 of its Global Manufacturing Realignment Program (the "Realignment Program"). Phase 2 of the Realignment Program includes the expansion of recently established facilities in lower-cost regions and the further shifting of production out of higher cost manufacturing facilities. Phase 2 also includes the process of consolidating certain Fueling Systems product manufacturing into its Madison, Wisconsin, facility.

Restructuring expenses, primarily manufacturing equipment relocation and production realignment, for 2007 were approximately $3.9 million (pre-tax). As of December 29, 2007, there was no restructuring reserve in the Company's consolidated balance sheet.

20. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Unaudited quarterly financial information for 2007 and 2006, from continuing operations, is as follows:

(In millions, except per share amounts)

	Net Sales	Gross Profit	Income —Cont. Ops.	Basic Earnings Per Share (a)	Diluted Earnings Per Share
2007					
1st Quarter	$130.5	$ 38.9	$ 4.9	$0.21	$ 0.21
2nd Quarter	152.5	43.3	6.6	0.29	0.28
3rd Quarter	165.3	48.0	11.7	0.51	0.50
4th Quarter	153.7	42.6	5.5	0.24	0.23
	$602.0	$172.8	$28.7	$1.24	$1.22
2006					
1st Quarter	$101.7	$ 35.4	$ 9.7	$0.43	$ 0.42
2nd Quarter	152.2	52.6	16.5	0.72	0.70
3rd Quarter	156.1	53.6	16.3	0.71	0.70
4th Quarter	147.9	50.0	14.3	0.62	0.61
	$557.9	$191.6	$56.8	$2.48	$2.43

(a) Earnings per common share amounts are computed independently for each of the quarters presented. Therefore, the sum of the quarterly earnings per share may not equal the annual earnings per share.

21. SUBSEQUENT EVENTS

In an agreement dated January 9, 2008, between Franklin Electric and Industrias Schneider SA, the Company acquired all of the outstanding shares of the entity for approximately $41.5 million, subject to certain terms and conditions. Schneider is a leading Brazilian producer of pumps for the residential, agricultural, and light commercial markets.

On February 26, 2008, the Company entered into amendments to the Amended and Restated Credit Agreement and the Second Amended and Restated Note Purchase and Private Shelf Agreement changing the financial covenant of consolidated debt divided by consolidated earnings before interest, taxes, depreciation and amortization (the "Leverage Ratio") limit under both agreements from a maximum of three times to a maximum of three and one-half times effective with the Company's first fiscal quarter of 2008 through the Company's first fiscal quarter of 2009. Starting with the Company's second fiscal quarter of 2009 and for each quarter thereafter the Leverage Ratio will be a maximum of three times.

Company Information

Directors

David T. Brown
Retired President and Chief Executive Officer,
Owens Corning (B, C)

Jerome D. Brady
Retired President and Chief Executive Officer,
C & K Components, Inc. (A)

David A. Roberts
Chairman of the Board, President and Chief Executive Officer,
Carlisle Companies, Inc. (B, C)

R. Scott Trumbull
Chairman of the Board and Chief Executive Officer,
Franklin Electric Company, Inc.

David M. Wathen
Retired President and Chief Executive Officer,
Balfour Beatty, Inc. (A, C)

Howard B. Witt
Retired Chairman of the Board, President and
Chief Executive Officer,
Littelfuse, Inc. (B)

Thomas L. Young
President,
Titus Holdings, Ltd. (A, C)

(A) Member of Audit Committee
(B) Member of Management Organization and Compensation Committee
(C) Member of Corporate Governance Committee

Officers

R. Scott Trumbull
Chairman of the Board and Chief Executive Officer

Peter C. Maske
Senior Vice President and President of Europa

Gregg C. Sengstack
Senior Vice President and President of International & Fueling Group

Robert J. Stone
Senior Vice President and President AWS

Thomas J. Strupp
Vice President, Chief Financial Officer, Secretary, and President WTS

Daniel J. Crose
Vice President and Director of North American Operations

Gary D. Ward
Vice President and Director of Human Resources

DeLancey W. Davis
Vice President and Director of Sales AWS

Independent Auditors

Deloitte & Touche LLP, Chicago, Illinois, USA

Corporate Headquarters

Franklin Electric Co., Inc.
400 East Spring Street
Bluffton, Indiana 46714
Telephone: 260.824.2900
Fax: 260.824.2909
www.franklin-electric.com

Worldwide Operations

Water Systems
- Berzo Demo, Italy
- Brno, Czech Republic
- Gaborone, Republic of Botswana
- Grant County, Indiana, USA
- Johannesburg, Gauteng, South Africa
- Joinville, Santa Catarina, Brazil
- Linares, Nuevo Leon, Mexico
- Little Rock, Arkansas, USA
- Melbourne, Victoria, Australia
- Monterrey, Nuevo Leon, Mexico
- Motta di Livenza, Italy
- Oklahoma City, Oklahoma, USA
- Shanghai, China
- Siloam Springs, Arkansas, USA
- Suzhou, China
- Tokyo, Japan
- Wilburton, Oklahoma, USA
- Winnipeg, Manitoba, Canada
- Wittlich, Rhineland, Germany

Fueling Systems
- Johannesburg, Gauteng, South Africa
- Madison, Wisconsin, USA
- Saco, Maine, USA
- Shanghai, China
- Wittlich, Rhineland, Germany

Transfer Agent

LaSalle Bank N.A., Chicago, Illinois, USA

Stock Exchange

Franklin Electric's common stock is traded on the NASDAQ Global Select Market: Symbol FELE.

Shareowners' Information

The Company will provide a copy of supplemental information and Form 10-K Annual Report to the Securities and Exchange Commission free of charge to any shareowner requesting a copy in writing. Inquiries should be directed to: Corporate Secretary, Franklin Electric Co., Inc., 400 East Spring Street, Bluffton, Indiana 46714.

Notice of Annual Meeting

The Annual Meeting of Shareholders will be held on May 2, 2008, at 9:00 a.m. EDT, in Jefferson A Room in the Grand Wayne Center, 120 W. Jefferson Blvd., Fort Wayne, Indiana.

Stock Performance Graph



Franklin Electric
RUSSELL 2000
S&P 500
$250
$200
$150
$100
$50
$0
2002
2003
2004
2005
2006
2007

Index Returns

	2002	2003	2004	2005	2006	2007
Franklin Electric	$100	$127	$179	$169	$220	$164
S&P	$100	$129	$143	$150	$173	$183
Russell	$100	$147	$174	$182	$216	$212

Dividend Payments

The number of shareowners of record as of January 15, 2008, was 1,036. The Company's stock is traded on NASDAQ Global Select Market: Symbol FELE.

Dividends paid and the price range per common share as quoted by the NASDAQ Global Select Market for 2007 and 2006 were as follows:

	Dividends Per Share		Price Per Share			
	2007	2006	2007		2006	
			Low	High	Low	High
1st Quarter	$ 0.11	$ 0.10	$ 44.68	$ 52.08	$ 38.70	$ 55.72
2nd Quarter	$ 0.12	$ 0.11	$ 41.87	$ 49.90	$ 46.37	$ 62.95
3rd Quarter	$ 0.12	$ 0.11	$ 40.00	$ 52.55	$ 45.70	$ 54.19
4th Quarter	$ 0.12	$ 0.11	$ 36.07	$ 47.60	$ 49.50	$ 57.35

Issuer Purchases of Equity Securities:

The Company did not purchase, under the Company's stock repurchase program, any shares of its common stock during the three months ended December 29, 2007.

2004(e)	2003	2002(f)	2001	2000(g)	1999	1998
$370,070	$325,529	$319,025	$322,908	$325,731	$293,236	$272,533
126,191	106,670	99,707	92,871	85,186	84,171	79,955
488	1,107	1,317	1,193	1,111	1,317	1,364
21,126	16,950	17,730	16,235	13,683	15,591	15,237
38,368	34,649	31,318	27,150	22,226	26,805	24,784
15,143	13,748	12,878	12,660	10,839	7,460	6,687
21,110	15,261	15,568	6,709	14,108	13,691	24,601
$ 111,697	$ 82,640	$ 62,762	$ 69,158	$ 54,897	$ 56,886	$ 61,878
95,924	83,916	76,033	58,839	64,604	57,047	51,461
333,473	281,971	258,583	195,643	197,179	176,101	167,590
13,752	14,960	25,946	14,465	15,874	17,057	18,089
234,333	192,938	153,138	123,269	115,998	96,293	91,597
10.4%	10.6%	9.8%	8.4%	6.8%	9.1%	9.1%
12.5%	12.8%	13.8%	13.8%	11.9%	15.6%	15.0%
3.1	2.8	2.2	2.7	2.2	2.2	2.4
22,041	21,828	21,648	21,336	22,016	21,652	22,296
$ 43.48	$ 32.80	$ 30.27	$ 21.32	$ 18.25	$ 18.72	$ 18.13
29.01	23.00	19.95	16.00	13.06	14.75	10.00
1.75	1.60	1.45	1.25	1.02	1.22	1.08
1.67	1.53	1.38	1.19	0.98	1.15	1.01
10.17	8.53	6.74	5.42	5.10	4.14	3.71
0.31	0.27	0.26	0.24	0.22	0.20	0.17

(f) Includes the results of operations of the Company's wholly-owned subsidiaries, Coverco S.r.l. and Intelligent Controls, Inc., since their acquisition in the first and third quarters of 2002, respectively.

(g) Includes the results of operations of the Company's wholly-owned subsidiaries, EBW, Inc. and Advance Polymer Technology, Inc., since their acquisition in the third quarter of 2000.

(h) Working capital = Current assets minus Current liabilities

(i) Current ratio = Current assets divided by Current liabilities

(j) Book value = Shareowners' equity divided by weighted-average common shares, assuming full dilution

Ten Year Financial Summary

(In thousands, except per share amounts and ratios)	2007(b)	2006(c)	2005(d)
Operations:			
Net sales	$602,025	$557,948	$403,413
Gross profit	172,820	191,557	142,821
Interest expense	8,147	3,373	766
Income taxes	15,434	30,671	24,953
Income from continuing operations (a)	28,683	56,762	45,796
Depreciation and amortization	20,359	17,989	14,971
Capital expenditures	28,281	23,190	17,845
Balance sheet:			
Working capital (h)	$218,830	$123,833	$138,998
Property, plant and equipment, net	134,931	115,976	95,732
Total assets	662,237	526,925	379,762
Long-term debt	151,287	51,043	12,324
Shareowners' equity	378,544	345,831	267,562
Other data:			
Income, from continuing operations, to sales	4.8%	10.2%	11.4%
Income, from continuing operations, to average total assets	4.8%	12.5%	12.8%
Current ratio (i)	3.4	2.3	3.2
Number of common shares outstanding	23,091	23,009	22,485
Per share:			
Market price range			
High	$ 52.55	$ 62.95	$ 45.29
Low	36.07	38.70	34.54
Income, from continuing operations, per weighted-average common share	1.24	2.49	2.06
Income, from continuing operations, per weighted-average common share, assuming dilution	1.22	2.43	1.97
Book value (j)	16.12	14.84	11.54
Dividends per common share	0.47	0.43	0.38

(a) The 2006–2002 financial presentation excludes the sales and earnings of the Engineered Motor Products Division (EMPD), which was sold during the fourth quarter of 2006.

(b) Includes the results of operations of the Company's wholly-owned subsidiaries, Pump Brands and the pump division of Monarch, since their acquisitions in the second and third quarters of 2007, respectively.

(c) Includes the results of operations of the Company's wholly-owned subsidiary, Little Giant Pump Company and Healy Systems, Inc., since their acquisition in the second and third quarter of 2006, respectively.

(d) Includes the results of operations of the Company's wholly-owned subsidiary, Phil-Tite Enterprises, and the effect of an equity investment in Pioneer Pump, Inc., both acquired in the third quarter of 2005.

(e) Includes the results of operations of the Company's wholly-owned subsidiary, Franklin Pump Systems, since the acquisition of certain assets of JBD, Inc. in the third quarter of 2004.


Franklin Electric